Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.,

IRIS MERGER SUB INC.,

IRIS ACQUISITION SUB LLC,

and

INTEGRAL SYSTEMS, INC.

Dated as of May 15, 2011

i

(Continued)

(Continued)

(Continued)

INDEX OF DEFINED TERMS

affiliate	Section 8.3(a)
Agreement	Preamble
Anti-Takeover Statute	Section 4.16(b)
Antitrust Law	Section 8.3(b)
Appraisal Date	Section 2.7(a)
Articles of Merger	Section 1.3
Average Parent Trading Price	Section 8.3(c)
beneficially owned	Section 8.3(d)
Book-Entry Company Shares	Section 2.3(b)
Business Day	Section 8.3(e)
Bylaws	Section 3.2
Charter	Section 3.2
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Commitment Letters	Section 4.26
Company	Preamble
Company Alternative Proposal	Section 5.7(g)
Company Board	Recitals
Company Certificates	Section 2.3(b)
Company Change of Recommendation	Section 5.7(d)
Company Disclosure Schedule	Article III
Company Employees	Section 3.10(a)
Company Equity Plans	Section 2.2(a)
Company ESPP	Section 2.2(d)
Company Financial Advisor	Section 3.23
Company Intervening Event	Section 5.7(d)
Company Material Contract	Section 3.19(a)
Company Plans	Section 3.10(a)
Company Recommendation	Section 3.4(b)
Company Restricted Share	Section 2.2(c)
Company SEC Reports	Section 3.7(a)
Company Securities	Section 3.3(a)
Company Shares	Section 2.1(a)
Company Stock Option	Section 2.2(a)
Company Stockholder Approval	Section 3.4(a)
Company Stockholders Meeting	Section 5.4(b)
Company Superior Proposal	Section 5.8(h)
Company Triggering Event	Section 7.1(d)(ii)
Company Voting Agreements	Recitals
Confidentiality Agreement	Section 5.6
Contract	Section 8.3(f)
control	Section 8.3(g)
Credit Agreement	Section 8.3(h)
Debt Financing	4.26
Dissenting Shares	Section 2.7(b)
DSS	Section 3.5(b)
Effective Time	Section 1.3
Environmental Laws	Section 3.18(c)(i)
Environmental Permits	Section 3.18(c)(ii)
ERISA	Section 3.10(a)
Existing D&O Policies	Section 5.10(c)
FCPA	Section 3.22
Financing Sources	Section 4.26
Form S-4	Section 3.15
GAAP	Section 3.7(b)

Government Contract	Section 3.21
Governmental Entity	Section 3.5(b)
Hazardous Material	Section 3.18(c)(iii)
HMO	Section 3.10(g)
HSR Act	Section 3.5(b)
Indemnified Parties	Section 5.10(a)
In-The-Money-Option	Section 8.3(i)
IRS	Section 3.10(b)
IRS Guidelines	Section 5.18(b)
Joint Proxy Statement	Section 3.5(b)
knowledge	Section 8.3(j)
Law	Section 8.3(k)
Licenses	Section 3.6(b)
Loan Commitment Letter	Section 4.26
LLC Merger	Recitals
Master Lease Agreement	Section 8.3(l)
Material Adverse Effect	Section 8.3(m)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger LLC	Preamble
Merger Sub	Preamble
Merger Sub Board	Recitals
MGCL	Section 1.1
NISPOM	Section 3.5(b)
NASDAQ	Section 8.3(n)
Notes Commitment Letter	Section 4.26
Out-Of-The-Money Option	Section 8.3(o)
Parent	Preamble
Parent Alternative Proposal	Section 5.8(g)
Parent Board	Recitals
Parent Change of Recommendation	Section 5.8(d)
Parent Common Stock	Section 8.3(p)
Parent Disclosure Schedule	Article IV
Parent Employees	Section 4.10(a)
Parent Financial Advisor	Section 4.24
Parent Intervening Event	Section 5.8(d)
Parent Material Contract	Section 4.19(a)
Parent Plan	Section 5.9(b)
Parent Plans	Section 4.10(a)
Parent Recommendation	Section 4.4(b)
Parent Restricted Shares	Section 4.3(a)
Parent SEC Reports	Section 4.7(a)
Parent Securities	Section 4.3(a)
Parent Share Issuance	Recitals
Parent Shares	Section 8.3(q)
Parent Stock Options	Section 4.3(a)
Parent Stockholder Approval	Section 4.4(a)
Parent Stockholders Meeting	Section 5.4(c)
Parent Superior Proposal	Section 5.8(h)
Parent Triggering Event	Section 7.1(c)(ii)
Parent Voting Agreements	Recitals
Paying Agent	Section 2.3(a)
Payment Fund	Section 2.3(a)
Per Share Amount	Section 8.3(r)
person	Section 8.3(s)
Proposal Notice	Section 5.7(d)

v

(Continued)

Representatives	Section 5.7(a)
Sarbanes-Oxley Act	Section 3.7(c)
SDAT	Section 1.3
SEC	Section 8.3(t)
Securities Act	Section 3.5(b)
Subsequent Company Proposal	Section 5.8(d)
Subsequent Parent Proposal	Section 5.7(d)

Page

subsidiary, subsidiaries	Section 8.3(u)
Surviving Company	Section 5.21
Surviving Corporation	Section 1.1
Tax Return	Section 8.3(w)
Taxes	Section 8.3(v)
Termination Date	Section 7.1(b)(ii)
Termination Fee	Section 7.2(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 15, 2011 (this “Agreement”), among KRATOS DEFENSE & SECURITY SOLUTIONS, INC., a Delaware corporation (“Parent”), IRIS MERGER SUB INC., a Maryland corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), IRIS ACQUISITION SUB LLC, a single member Maryland limited liability company and a direct wholly owned subsidiary of Parent (“Merger LLC”), and INTEGRAL SYSTEMS, INC., a Maryland corporation (the “Company”).

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger, on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the parties intend that the Merger shall be followed by a merger of the Surviving Corporation (as defined below) with and into Merger LLC, with Merger LLC surviving that merger, on the terms and subject to the conditions set forth herein (the “LLC Merger”);

WHEREAS, the parties intend that the Merger be mutually interdependent with and a condition precedent to the LLC Merger and that the LLC Merger shall be effected in accordance with Section 5.21, on the terms and subject to the conditions set forth herein, without further approval, authorization or direction from or by any of the parties hereto;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger and the other transactions contemplated hereby, (ii) approved this Agreement, the Parent Voting Agreements, the Merger and the other transactions contemplated hereby and approved the execution, delivery and performance by the Company of this Agreement, (iii) directed that the approval of this Agreement, the Merger and the other transactions contemplated hereby be submitted to the stockholders of the Company for approval, and (iv) subject to Section 5.7, agreed to recommend approval of this Agreement, the Merger and the other transactions contemplated hereby by the stockholders of the Company, in accordance with the terms of this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger and the other transactions contemplated hereby, (ii) approved this Agreement, the Company Voting Agreements, the Merger and the other transactions contemplated hereby and approved the execution, delivery and performance by Parent of this Agreement, and (iii) subject to Section 5.8, agreed to recommend approval by the stockholders of Parent of the issuance of Parent Common Stock (the “Parent Share Issuance”) necessary to consummate the transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has (i) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement and consummate the Merger and the other transactions contemplated hereby, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and approved the execution, delivery and performance by Merger Sub of this Agreement, (iii) directed that the approval of this Agreement, the Merger and the other transactions contemplated hereby be submitted to the sole stockholder of Merger Sub for approval, and (iv) agreed to recommend approval of this Agreement, the Merger and the other transactions contemplated hereby by the sole stockholder of Merger Sub, in accordance with the terms of this Agreement;

WHEREAS, the Sole Member and Manager of Merger LLC has approved this Agreement, the LLC Merger and the other transactions contemplated hereby and approved the execution, delivery and performance by Merger LLC of this Agreement;

WHEREAS, concurrently with the execution of this Agreement, (i) as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are entering into voting agreements whereby such stockholders have agreed to vote their Company Shares in favor of the Merger and this Agreement (the “Company Voting Agreements”) and (ii) as a condition and inducement to the Company’s willingness to enter into this Agreement, certain stockholders of Parent are entering into voting agreements whereby such stockholders have agreed to vote their Parent Shares in favor of the Parent Share Issuance (the “Parent Voting Agreements”);

WHEREAS, the Company, Parent, Merger Sub and Merger LLC desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the LLC Merger and also to prescribe certain conditions to the Merger as specified herein; and

WHEREAS, it is intended that the Merger and the LLC Merger, considered together as a single integrated transaction for United States federal income tax purposes, shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 1050 Connecticut Avenue NW, Washington, DC 20036, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”), in such form as required by, and executed in accordance with, the relevant provisions of the MGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the MGCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the SDAT or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Charter; Bylaws.

(a) At the Effective Time, the Charter shall be the corporate charter of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the Bylaws shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the corporate charter of the Surviving Corporation and as provided by applicable Law.

(c) At the effective time of the LLC Merger, the certificate of formation of Merger LLC shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with its terms and as provided by applicable Law.

(d) At the effective time of the LLC Merger, the operating agreement of Merger LLC shall be the operating agreement of the Surviving Company until thereafter amended in accordance with its terms and as provided by applicable Law.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a) Each share of common stock, par value $0.01 per share, of the Company (such shares, collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than any Company Shares to be canceled pursuant to Section 2.1(b) and any Dissenting Shares, shall be converted into the right to receive (i) $5.00 in cash, without interest and (ii) 0.588 Parent Shares (such Parent Shares and cash, together with any cash in lieu of fractional Parent Shares to be paid pursuant to Section 2.5, the “Merger Consideration”), payable to the holder thereof, without interest, less any required withholding Taxes, and further subject to payment by Parent of cash in lieu of any fractional Parent Share pursuant to Section 2.5. All Company Shares that have been converted into the right to receive Merger Consideration as set forth in this Section 2.1(a) shall be automatically cancelled and shall cease to exist.

(b) Each Company Share owned, directly or indirectly, by Parent, Merger Sub or any wholly owned subsidiary of the Company immediately prior to the Effective Time shall be canceled and shall cease to exist without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will remain outstanding as a share of common stock of the Surviving Corporation.

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided, that nothing in this Section 2.1(d) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Treatment of Options and Restricted Shares.

(a) Except with respect to options under the Company ESPP (as defined below), the Company shall take all such action as may be required to fully vest each option or similar right (each, a “Company Stock Option”) granted under any stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company (the “Company Equity Plans”) as of immediately prior to the Effective Time. If the holder so elects in writing, each In-The-Money Company Option shall be canceled at the Effective Time, in exchange for a payment by the Surviving Corporation, in cash, equal to the product of (i) the total number of Company Shares subject to such In-The-Money Option, multiplied by (ii) the aggregate value of the excess, if any, of (A) the Per Share Amount over (B) the exercise price per Company Share subject to such In-The-Money Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any required withholding. To the extent that a holder of an In-The-Money Option does not elect (in a form reasonably acceptable to Parent) that a particular Company Stock Option be treated in the manner described in the prior sentence, that Company Stock Option shall instead be treated as an “Out-Of-The-Money Option” for all purposes.

(b) At the Effective Time, all rights with respect to Company Shares under each Out-Of-The-Money Option shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Out-Of-The-Money Option. From and after the Effective Time, (i) each Out-Of-The-Money Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Out-Of-The-Money Option shall be equal to the number of Company Shares subject to such Out-Of-The-Money Option immediately prior to the Effective Time multiplied by 0.9559, rounding up to the nearest whole share, (iii) the per share exercise price under each such Out-Of-The-Money Option shall be adjusted by dividing the per share exercise price under such Out-Of-The-Money Option by 0.9559 and rounding up to the nearest cent, and (iv) any restriction on the exercise of any such Out-Of-The-Money Option shall continue in full force and effect and the term, exercisability, and other provisions of such Out-Of-The-Money Option shall otherwise remain unchanged (except that such Out-Of-The Money Option shall be fully vested pursuant to the first sentence of Section 2.2(a)); provided, however, that each Out-Of-The-Money Option assumed by Parent in accordance with this Section 2.2(b) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction effected subsequent to the Effective Time.

(c) At the Effective Time, each share of restricted stock granted under a Company Equity Plan or otherwise (each, a “Company Restricted Share”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the product of (i) the number of Company Restricted Shares held by such holder, multiplied by (ii) the Per Share Amount (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any required withholding.

(d) As soon as practicable following the date of this Agreement, the Company Board or the compensation committee of the Company Board will adopt such resolutions and take such other actions as may be required to provide that with respect to the Company’s Employee Stock Purchase Plan (as amended from time to time prior to the date hereof, the “Company ESPP”): (i) participants in the Company ESPP may not alter their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the Company ESPP); (ii) no offering period will be commenced after the date of this Agreement (it being understood that any offering period in effect on the date hereof may continue in accordance with its terms, subject to the next clause); (iii) the Company ESPP and all offering periods then in effect shall be terminated effective immediately prior to the Effective Time; and (iv) the amount of the accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall be refunded to such participant as promptly as practicable following the Effective Time, without interest.

(e) Prior to the Effective Time, the Company shall take all actions reasonably necessary to effect the measures contemplated by this Section 2.2, including but not limited to adoption of any resolutions, interpretations, plan amendments, offering to enter into the elections contemplated by Section 2.2(a) within a reasonable period of time prior to the Effective Date, seeking Company Board approval and/or seeking any consents, and to ensure that, on and after the Effective Time, no holder of an In-The-Money Option or Company Restricted Stock has any further rights with respect thereto (other than to receive the payments provided for in this Section 2.2) and that no holder of an Out-Of-The-Money Option has any further rights with respect thereto (other than the rights provided for in this Section 2.2) and that no Company ESPP participant has any further rights with respect thereto (other than the rights provided for in this Section 2.2).

(f) The Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Equity Plans shall terminate and (ii) no holder of Company Stock Options, Company Restricted Shares and no participant in any Company Equity Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries, except the conversion rights contemplated by Section 2.1 or this Section 2.2.

(g) Prior to the Effective Time, the Company shall deliver all notices required by the Company Equity Plans or contemplated by this Section 2.2 (which notices shall have been approved by Parent, in its reasonable discretion) to each holder of Company Stock Options and Company Restricted Shares, setting forth each holder’s or participant’s rights pursuant to the applicable Company Equity Plan and this Section 2.2 stating that such Company Stock Options or Company Restricted Shares, as applicable, shall be treated in the manner set forth in this Section 2.2.

Section 2.3 Exchange and Payment.

(a) Prior to the Effective Time, Merger Sub shall enter into an agreement with the Company’s transfer agent to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration to which stockholders of the Company shall become entitled pursuant to this Article II. Promptly, and in no event later than 1 Business Day after the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent (i) stock certificates representing Parent Shares and (ii) cash, in each case in an aggregate amount equal to the number of Parent Shares and amount of cash into which Company Shares have been converted in accordance with Section 2.1(a). Prior to the Effective Time, Parent will provide to the Company written certification from the commitment parties under the Commitment Letters that they will release funds after the Effective Time. In addition, Parent shall deposit with the Paying Agent, as necessary from time to time at or after the Effective Time, cash in lieu of any fractional shares payable pursuant to Section 2.5 and any dividends or other distributions payable pursuant to Section 2.6. All Parent Shares, cash and dividends and distributions deposited with the Paying Agent pursuant to this Section 2.3(a) shall hereinafter be referred to as the “Payment Fund”. The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article II, except as provided in this Agreement.

(b) Promptly after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of an outstanding certificate or outstanding certificates that immediately prior to the Effective Time represented outstanding Company Shares (“Company Certificates”) that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a), (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates held by such person shall pass, only upon proper delivery of the Company Certificates to the Paying Agent and shall be in customary form and contain such other provisions as Parent or the Paying Agent may reasonably specify) and (B) instructions for use in effecting the surrender of Company Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.2. Upon surrender of a Company Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Paying Agent may reasonably require, the holder of such Company Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Company Certificate (subject to deduction for any required withholding Tax), and such Company Certificate shall forthwith be canceled. Promptly following the Effective Time (but in no event later than 5 Business Days following the Effective Time), to the extent consistent with the Paying Agent’s standard procedures, Parent shall cause the Paying Agent to issue and deliver the Merger Consideration to holders of uncertificated Company Shares represented by book-entry (the “Book-Entry Company Shares”) (either directly or through the Depository Trust Company), without each holder of Book-Entry Company Shares being required to deliver a Company Certificate or any executed letter of transmittal to the Paying Agent, and such Book-Entry Company Shares shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration payable to holders of Company Certificates or Book-Entry Company Shares. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Company Certificate representing such Company Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or the right to demand to be paid the “fair value” of the shares represented thereby as contemplated by Section 2.7, as applicable.

(c) At any time following the date that is 12 months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Company Certificates and Book-Entry Company Shares and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Company Certificates and Book-Entry Company Shares. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Company Shares for the Merger Consideration.

(d) All cash paid and Parent Shares issued upon the surrender for exchange of Company Certificates or Book-Entry Company Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares, formerly represented by such Company Certificates or Book-Entry Company Shares. After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares that were outstanding prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation for transfer or transfer is sought for Book-Entry Company Shares, such Company Certificates or Book-Entry Company Shares shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article II.

(e) The Paying Agent shall invest the cash included in the Payment Fund as directed by Parent on a daily basis; provided that (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Shares and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the stockholders of the Company in the amount of any such losses and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.

(f) None of Parent, the Company, the Surviving Corporation or the Paying Agent or any other person shall be liable to any person in respect of Parent Shares, any dividends or distributions with respect thereto, any cash in lieu of fractional shares or any cash from the Payment Fund, in each case properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) In the event that any Company Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by the holder of a bond in a reasonable and customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to the Company Certificate, the Paying Agent will deliver in exchange for the lost, stolen or destroyed Company Certificate the applicable Merger Consideration payable in respect of the Company Shares represented by such Company Certificate pursuant to this Article II.

(h) Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.3(a) to pay for Company Shares for which appraisal rights have been perfected as described in Section 2.7 shall be returned to Parent, upon demand.

Section 2.4 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Shares, Company Stock Options, Company Restricted Shares or otherwise pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax laws. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 2.5 Fractional Shares. No certificates or scrip representing a fractional Parent Share shall be issued upon the surrender for exchange of Company Certificates or Book-Entry Company Shares evidencing Company Shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu thereof, upon surrender of the applicable Company Certificates or Book-Entry Company Shares, Parent shall pay each holder of Company Shares an amount in cash equal to the product obtained by multiplying (a) the fractional share interest in Parent to which such holder (after taking into account all Company Shares held at the Effective Time) would otherwise be entitled, by (b) the Average Parent Trading Price.

Section 2.6 Distributions With Respect to Unexchanged Company Shares. No dividends or other distributions with respect to Parent Shares issuable with respect to Company Shares shall be paid to the holder of any unsurrendered Company Certificates or Book-Entry Company Shares until those Company Certificates or Book-Entry Company Shares are surrendered as provided in this Article II. Upon surrender, there shall be issued and/or paid to the holder of the Parent Shares issued in exchange therefor, without interest, (a) at the time of surrender, the dividends or other distributions payable with respect to those Parent Shares with a record date on or after the date of the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (b) at the appropriate payment date, the dividends or other distributions payable with respect to those Parent Shares with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender.

Section 2.7 Appraisal Rights.

(a) So long as the Company Common Stock is listed on the Global Select Market of NASDAQ (i) on the record date for the determination of stockholders entitled to vote on the Merger with respect to mergers other than mergers pursuant to Section 3-106 of the MGCL or (ii) the date notice is given or waived under Section 3-106 of the MGCL in connection with a merger of a ninety percent (90%) owned subsidiary with or into its parent as the case may be (as applicable, the “Appraisal Date”), no stockholder of the Company shall have any rights under Title 3, Subtitle 2 of the MGCL as a result of the transactions contemplated by this Agreement.

(b) If the Company Common Stock is not listed on the Global Select Market of NASDAQ on the Appraisal Date, Company Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who have not voted in favor of or consented to the Merger and shall have delivered a written demand for appraisal of such Company Shares in the time and manner provided in Section 3-203 of the MGCL and shall not have failed to perfect or shall not have effectively withdrawn or lost their rights to appraisal and payment under the MGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but shall be entitled to receive the consideration as shall be determined pursuant to Title 3, Subtitle 2 of the MGCL; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the MGCL, such holder’s Company Shares shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration set forth in Section 2.1(a), without any interest thereon.

(c) The Company shall give Parent (i) prompt notice of any written objection to the transactions contemplated by this Agreement or any demands for appraisal pursuant to Section 3-203 of the MGCL received by the Company, withdrawals of such demands, and any other instruments served pursuant to the MGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the MGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent, Merger Sub and Merger LLC that, except as set forth on the disclosure schedule delivered by the Company to Parent, Merger Sub and Merger LLC prior to the execution of this Agreement (the “Company Disclosure Schedule”), it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent, and except as disclosed in the Company SEC Reports filed prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein):

Section 3.1 Incorporation/Formation and Qualification; Subsidiaries. Each of the Company and its subsidiaries (a) is an entity duly incorporated or formed, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its incorporation or formation, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (c) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (b) and (c), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

Section 3.2 Charter and Bylaws. The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the Company’s articles of incorporation, as amended, supplemented and restated (the “Charter”) and the bylaws of the Company (the “Bylaws”) as currently in effect. The Charter and the Bylaws are in full force and effect. The Company is not in violation of any provisions of its Charter or Bylaws in any material respect.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 40,000,000 Company Shares. As of May 13, 2011: (i) 17,685,386 Company Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights; (ii) 1,533,097 Company Stock Options were outstanding; and (iii) 91,440 Company Restricted Shares were outstanding. From the close of business on May 13, 2011 until the date of this Agreement, no options to purchase Company Shares have been granted and no Company Shares have been issued, except for Company Shares issued pursuant to the exercise of Company Stock Options in accordance with their terms. Except as set forth above or in Section 3.3(a) of the Company Disclosure Schedule, as of the date of this Agreement, (x) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (C) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (A), (B) and (C) are referred to collectively as “Company Securities”), (y) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities and (z) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party.

(b) All shares of the Company’s subsidiaries are owned by the Company or another wholly owned subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, other than restrictions imposed by Law and encumbrances under the Credit Agreement. As of the date of this Agreement, except for the Company’s subsidiaries and except as set forth in Section 3.3 of the Company Disclosure Schedule, the Company does not own any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other person. Each of the outstanding shares of capital stock of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable, except where any such failure to be duly authorized, validly issued, fully paid and nonassessable would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. Section 3.3(b) of the Company Disclosure Schedule sets forth a true and complete list of each subsidiary of the Company and its jurisdiction of incorporation or organization as of the date of this Agreement.

Section 3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (other than the Company Stockholder Approval) and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than approval of this Agreement and the Merger in accordance with the terms hereof by the holders of at least a majority in combined voting power of the outstanding Company Shares (the “Company Stockholder Approval”), and the filing with the SDAT of the Articles of Merger as required by the MGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent, Merger Sub and Merger LLC, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

(b) As of the date hereof, the Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement, the Parent Voting Agreements, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approving and declaring advisable this Agreement, the Parent Voting Agreements, the Merger and the other transactions contemplated hereby, (iii) directing that this Agreement, the Merger and the other transactions contemplated hereby be submitted to the stockholders of the Company for approval, (iv) agreeing to recommend that the Company’s stockholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby (the “Company Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.7, and (v) assuming the accuracies of the representations and warranties of Parent in Section 4.6, rendering the limitations on business combinations contained in Section 3-602 of the MGCL inapplicable to this Agreement and the transactions contemplated hereby and thereby.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Company do not and will not (i) conflict with or violate the corporate charter or bylaws or other equivalent organizational documents of the Company or its subsidiaries, (ii) conflict with or violate any Law applicable to the Company or any of its subsidiaries or by which its or any of their respective properties are bound, assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any Contract to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company and except, in the case of clause (iii) for any default under the Credit Agreement or Master Lease Agreement resulting from the Merger or as set forth on Section 3.5(a)(iii) of the Company Disclosure Schedule.

(b) Except as set forth on Section 3.5(b) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court or other judicial body, commission or other governmental body (each, a “Governmental Entity”), except for (i) the filing with, and to the extent required, the declaration of effectiveness by the SEC of (A) a proxy statement relating to the approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Company’s stockholders (such proxy statement, together with the proxy statement relating to the approval of the Parent Share Issuance by Parent’s stockholders, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) pursuant to the Exchange Act, and (B) such other filings and reports as are required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the applicable requirements of NASDAQ, (iv) the filing with the SDAT of the Articles of Merger as required by the MGCL, (v) the filings of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (vi) notification to the Defense Security Service of the U.S. Department of Defense (“DSS”) in accordance with Section 1-302(g) of the National Industrial Security Program Operating Manual, DoD Manual 5220.22-M (“NISPOM”), and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) prevent or materially delay the Company from performing its obligations under this Agreement in any material respect or (B) individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

Section 3.6 Compliance.

(a) Except as set forth on Section 3.6(a) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is, nor has been since January 1, 2009, in violation of any Law applicable to the Company or any of its subsidiaries or by which the Company’s or any of its subsidiaries’ respective properties are bound, except for any such violation which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(b) The Company and its subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises (“Licenses”) from Governmental Entities required to conduct their respective businesses as now being conducted, except for any such Licenses the absence of which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. All Licenses of the Company are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

Section 3.7 SEC Filings; Financial Statements.

(a) The Company has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since September 24, 2010 (all such forms, reports, statements, certificates and other documents filed since September 24, 2010, collectively, the “Company SEC Reports”). Each of the Company SEC Reports, as amended, complied, and each of the Company SEC Reports filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. As of its filing date, none of the Company SEC Reports filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in any Company SEC Report has been amended or superseded by a later Company SEC Report filed prior to the date hereof.

(b) Except to the extent that the information in any Company SEC Report has been amended or superseded by a later Company SEC Report filed prior to the date hereof, the financial statements (including all related notes and schedules) of the Company and its subsidiaries included in the Company SEC Reports present fairly in all material respects the consolidated financial position of the Company and its subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto).

(c) Except as set forth on Section 3.7(c) of the Company Disclosure Schedule, since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company has been and is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ, except in the case of clauses (i) and (ii) for any such noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(d) Except as set forth on Section 3.7(d) of the Company Disclosure Schedule, the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of the Company by others within the Company to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. The Company has evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e) Except as set forth on Section 3.7(e) of the Company Disclosure Schedule, based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (i) to the knowledge of the Company, the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) the Company does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f) Except (i) as reflected, accrued or reserved against in (A) the Company’s consolidated balance sheet as of September 24, 2010 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended September 24, 2010, or (B) the Company’s consolidated balance sheet as of April 1, 2011 (or the notes thereto) included in the Company’s Quarterly Report on Form 10-Q filed on May 12, 2011 for the fiscal quarter ended April 1, 2011, (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since April 1, 2011, (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement and (iv) for liabilities or obligations incurred pursuant to or in connection with the transactions contemplated by this Agreement, neither the Company nor any of its subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise, other than those which have not had, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

Section 3.8 Absence of Certain Changes or Events. Since April 1, 2011 through the date of this Agreement, except as contemplated by this Agreement or as set forth on Section 3.8 of the Company Disclosure Schedule, the Company and its subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and since such date, there has not been: (a) any change, event or occurrence which has had a Material Adverse Effect with respect to the Company; (b) prior to the date of this Agreement, any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of its subsidiaries’ capital stock, except for any dividend or distribution by a subsidiary of the Company to the Company or a subsidiary thereof; (c) prior to the date of this Agreement, any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of its subsidiaries (other than the acquisition of Company Shares tendered by employees or former employees in connection with a cashless exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company Restricted Shares) pursuant to the terms of a Company Plan); (d) prior to the date of this Agreement, any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; or (e) prior to the date of this Agreement, any material Tax election made by the Company or any of its subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its subsidiaries.

Section 3.9 Absence of Litigation. Except as set forth on Schedule 3.9 of the Company Disclosure Schedule, there are no suits, claims, actions, proceedings, arbitrations, mediations or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, other than any such suit, claim, action, proceeding, arbitration, mediation or investigation that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. Neither the Company nor any of its subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. Except as set forth on Schedule 3.9 of the Company Disclosure Schedule, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its subsidiaries or any malfeasance by any executive officer of the Company.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) whether or not subject to ERISA, vacation or sick pay policy, fringe benefit plan, and compensation, severance or employment agreement, and each other material plan, program, agreement or arrangement contributed to, sponsored or maintained by the Company or any of its subsidiaries or with respect to which the Company or any of its subsidiaries has any liability as of the date of this Agreement for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its subsidiaries (collectively, the “Company Employees” and such plans, programs, policies, agreements and arrangements, collectively, the “Company Plans”).

(b) With respect to each Company Plan, the Company has made available to Parent a current, accurate and complete copy thereof (and, with respect to any Company Plan subject to ERISA, a copy of all Company Plan documents (including amendments) from the date of the Company Plan adoption through the present) (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) any summary plan description and summaries of material modifications, (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, and (v) any material communications to or from any Governmental Entity.

(c) Except as set forth on Section 3.10(c) of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations.

(d) Neither the Company nor any of its subsidiaries has any obligation to contribute to, or any liability with respect to, any multiemployer plan (as defined in Section 3(37) of ERISA) or any plan subject to Title IV of ERISA or Sections 412, 413, 430, or 4971 of the Code or Section 302 of ERISA. No Company Plan is: (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e) Except as set forth on Section 3.10(e) of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, with respect to each Company Plan, as of the date of this Agreement, no actions, suits or claims are pending or, to the knowledge of the Company, threatened.

(f) Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, each Company Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has received a determination letter to that effect from the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to adversely affect such qualification or exemption.

(g) With respect to each Company Plan that is a health plan, all claims for which the Company or any of its subsidiaries has any liability are either: (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims; (ii) covered under a contract with a health maintenance organization (“HMO”), pursuant to which the HMO bears the liability for claims; or (iii) reflected as a liability or accrued for in the Company SEC Reports filed prior to the date hereof. None of the Company Plans that is a welfare plan provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, and then only at the expense of the participant or the participant’s beneficiary. No Company Plan is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code.

(h) The execution, delivery of and performance by the Company of its obligations under the transactions contemplated by this Agreement will not (either alone or upon occurrence of any additional or subsequent events) result in “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

Section 3.11 Labor and Employment Matters. Except as set forth on Section 3.11 of the Company Disclosure Schedule, neither the Company nor any subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, (a) there are no unfair labor practice complaints pending against the Company or any subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority and (b) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of the Company, threatened in writing against or involving the Company or any of its subsidiaries.

Section 3.12 Insurance. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, (a) all material insurance policies of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and (b) neither the Company nor any of its subsidiaries is in breach or default, and neither the Company nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 3.13 Properties. Except as set forth on Section 3.13 of the Company Disclosure Schedule, or as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, the Company or a subsidiary of the Company has good title to all of its tangible personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used), assuming the timely discharge of all obligations owing under or related to the tangible personal property and the leased property; provided that no representation is made under this Section 3.13 with respect to any intellectual property or intellectual property rights. None of the Company or any subsidiaries of the Company owns real property.

Section 3.14 Tax Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, (a) all Tax Returns required to be filed by the Company and its subsidiaries prior to the date hereof have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects, (b) as of the date of this Agreement, all Taxes shown to be payable on such Tax Returns have been paid or adequately provided for on the most recent financial statements included in the Company SEC Reports filed prior to the date hereof (unless such Taxes are being contested in good faith), (c) no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against the Company or any of its subsidiaries that has not been satisfied by payment, settled or withdrawn, (d) there are no liens for Taxes (other than Taxes not yet due and payable or Taxes being contested in good faith) upon any of the assets of the Company or any of its subsidiaries, (e) there are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company or any of its subsidiaries may be subject, (f) neither the Company nor any of its subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement the parties to which consist exclusively of the Company and its subsidiaries), (g) neither the Company nor any of its subsidiaries has been nor will it be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger, and (h) neither the Company nor any of its subsidiaries is a party to any “listed transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations. Neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan, or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.15 Certain Information. None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 prepared in connection with the Parent Share Issuance (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the time it is first mailed to the Company’s stockholders or Parent’s stockholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding anything in this Section 3.15 to the contrary, no representation or warranty is made by the Company with respect to information supplied in writing by Parent or any of its subsidiaries, specifically for inclusion in the Joint Proxy Statement.

Section 3.16 Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.16, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under the laws of Maryland applicable to the Company apply with respect to the acquisition of the Company by Parent and Merger Sub pursuant to this Agreement.

Section 3.17 Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, to the knowledge of the Company all intellectual property that is necessary to the conduct of the businesses of the Company and its subsidiaries as currently conducted is owned by the Company or such subsidiary or has been licensed to the Company or such subsidiary. Except as set forth on Section 3.17 of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, (a) there are no pending or, to the knowledge of the Company, threatened claims, actions or proceedings by any person alleging infringement or misappropriation by the Company or any of its subsidiaries of the intellectual property rights of such person or challenging the validity, enforceability or ownership of, or the right to use, any intellectual property owned by the Company or any of its subsidiaries; (b) to the knowledge of the Company, the conduct of the businesses of the Company and its subsidiaries as currently conducted does not infringe or misappropriate any intellectual property rights of any person; (c) to the knowledge of the Company, no person is infringing or misappropriating any intellectual property owned by the Company or any of its subsidiaries; (d) the Company and its subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks in light of their business; and (e) no intellectual property owned by the Company or any of its subsidiaries is subject to any outstanding order, judgment or decree restricting or limiting the use or licensing thereof by the Company or any of its subsidiaries.

Section 3.18 Environmental Matters.

(a) Except as set forth on Section 3.18 of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company and except as set forth in any environmental assessments previously made available to Parent, Merger Sub and Merger LLC: (i) the Company and each of its subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) to the knowledge of the Company, there are no Hazardous Materials at any property owned or operated by the Company or any of its subsidiaries, except in compliance with Environmental Law or under circumstances that are not reasonably likely to result in liability of the Company or any of its subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning, any release or threatened release of Hazardous Materials at any location, except, in each case, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither the Company nor any of its subsidiaries has received any written claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.18 are the only representations and warranties in this Agreement with respect to Environmental Laws or Hazardous Materials.

(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” shall mean all foreign, federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the ambient air, soil, surface water or groundwater, in effect as of the date of this Agreement.

(ii) “Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

(iii) “Hazardous Material” shall mean any material, substance, chemical or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

Section 3.19 Contracts.

(a) Except as set forth in Section 3.19(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement or (ii) that materially restricts the conduct of any line of business by the Company or any of its subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 3.19(a), whether or not set forth in Section 3.19(a) of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” The Company has made available to Parent true and correct copies of all Company Material Contracts.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company, (i) each Company Material Contract is valid and binding on the Company or one of its subsidiaries, as applicable, and, to the knowledge of the Company, is in full force and effect (except to the extent that any Company Material Contract expires in accordance with its terms), (ii) the Company and each of its subsidiaries has performed all obligations required to be performed by it as of the date hereof under each Company Material Contract, (iii) no event or condition exists that constitutes, or that after notice or lapse of time or both would constitute, a default on the part of the Company or any of its subsidiaries under any Company Material Contract, and (iv) no other party to such Company Material Contract is, to the knowledge of the Company, in default in any respect thereunder.

(c) Section 3.19(c) of the Company Disclosure Schedule sets forth a list of each Company Material Contract that requires consent, approval or waiver of, or notice to, a Governmental Entity or other third party in the event of or with respect to the Merger or the LLC Merger, including in order to avoid termination of or loss of a benefit under any such Company Material Contract.

Section 3.20 Affiliate Transactions. Except as set forth on Section 3.20 of the Company Disclosure Schedule and for directors’ and employment-related Company Material Contracts filed or incorporated by reference as an exhibit to a form, report or other document filed by the Company with the SEC prior to the date hereof, as of the date hereof no executive officer or director of the Company is a party to any Company Material Contract with or binding upon the Company or any of its subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its subsidiaries or has engaged in any material transaction with any of the foregoing within the last 12 months.

Section 3.21 Government Contracts. Except as set forth on Section 3.21 of the Company Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect with respect to the Company, with respect to each Contract, bid or proposal between the Company or any of its subsidiaries and any (a) Governmental Entity, including any facilities contract for the use of government-owned facilities or (b) third party relating to a Contract between such third party and any Governmental Entity (each a “Government Contract”), to the knowledge of the Company, (i) the Company and each of its subsidiaries has complied in all material respects with all terms and conditions of such Government Contract, including all clauses, provisions and requirements incorporated expressly by reference, or by operation of Law therein; (ii) the Company and each of its subsidiaries has complied in all material respects with all requirements of all applicable Laws, or agreements pertaining to such Government Contract; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were complete and correct as of their effective dates and the Company and each of its subsidiaries has complied with all such representations and certifications; (iv) neither the U.S. government nor any prime contractor, subcontractor or other person has notified the Company or any of its subsidiaries, in writing, that the Company has materially breached or materially violated any Laws, certification, representation, clause, provision or requirement pertaining to such Government Contract; (v) neither the Company nor any of its subsidiaries has received any written notice of termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to such Government Contract; (vi) other than in the ordinary course of business, no cost incurred by the Company or any of its subsidiaries pertaining to such Government Contract has been questioned or challenged, is, to the Company’s knowledge, the subject of any audit or investigation or has been disallowed by any Governmental Entity; and (vii) no payments due to the Company or any of its subsidiaries pertaining to such Government Contract have been withheld or set off, nor has any written claim been made to withhold or set off money, and the Company and each of its subsidiaries is entitled to all progress or other payments received with respect thereto.

Section 3.22 Improper Payments. To the knowledge of the Company, none of the Company, any subsidiary of the Company or any director or officer, agent or employee of the Company or any subsidiary of the Company has within the past 5 years (a) made any payment to any government officials or government employees or to any political parties or campaigns that would violate any provision of the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), or (b) established or maintained any fund or asset with respect to the Company or any subsidiary of the Company that has not been recorded in the consolidated books and records of the Company, the failure of which to record would violate any provision of the FCPA.

Section 3.23 Opinion of Financial Advisor. Stone Key Partners LLC and Stone Key Securities LLC (together, the “Company Financial Advisor”) has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date, the Merger Consideration per Company Share to be received by the holders of the Company Shares in the Merger is fair, from a financial point of view, to such holders.

Section 3.24 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company that, except as set forth on the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent, and except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein):

Section 4.1 Incorporation/Formation and Qualification; Subsidiaries.

(a) Each of Parent and its subsidiaries (i) is an entity duly incorporated or formed, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its incorporation or formation, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing in its jurisdiction of incorporation. Since its date of incorporation, Merger Sub has not engaged in any activities except as contemplated by this Agreement.

(c) Merger LLC is a limited liability company duly organized, validly existing and in good standing in its jurisdiction of formation. Since its date of formation, Merger LLC has not engaged in any activities except as contemplated by this Agreement.

Section 4.2 Charter and Bylaws.

(a) Parent has heretofore furnished or otherwise made available to the Company a complete and correct copy of the certificate of incorporation and the bylaws of Parent as currently in effect. The certificate of incorporation and the bylaws of Parent are in full force and effect. Parent is not in violation of any provisions of its certificate of incorporation or bylaws in any material respect.

(b) Parent has heretofore furnished or otherwise made available to the Company a complete and correct copy of the articles of incorporation and the bylaws of Merger Sub as currently in effect. The articles of incorporation and the bylaws of Merger Sub are in full force and effect. Merger Sub is not in violation of any provisions of its articles of incorporation or bylaws in any material respect.

(c) Parent has heretofore furnished or otherwise made available to the Company a complete and correct copy of the certificate of formation and the operating agreement of Merger LLC as currently in effect. The certificate of formation and the operating agreement of Merger LLC are in full force and effect. Merger LLC is not in violation of any provisions of its certificate of formation or operating agreement in any material respect.

Section 4.3 Capitalization.

(a) The authorized capital stock of Parent consists of 195,000,000 Parent Shares and 5,000,000 shares of preferred stock. As of May 10, 2011: (i) 23,869,381 Parent Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights; (ii) no shares of Series B convertible preferred stock were issued and outstanding; (iii) 50,000 Parent Shares were held by Parent in treasury; (iv) 1,909,366 options to purchase Parent Shares (“Parent Stock Options”) were outstanding; and (v) 1,137,870 Parent Shares were subject to outstanding restricted stock units issued pursuant to a Parent equity plan or otherwise (“Parent Restricted Shares”) were outstanding. From the close of business on May 10, 2011 until the date of this Agreement, no options to purchase Parent Shares have been granted and no Parent Shares have been issued, except for Parent Shares issued pursuant to the exercise of Parent Stock Options in accordance with their terms. Except as set forth above, as of the date of this Agreement, (x) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of Parent, (B) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent or (C) options or other rights to acquire from Parent, and no obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (the items in clauses (A), (B) and (C) are referred to collectively as “Parent Securities”), (y) there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any Parent Securities and (z) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any of its subsidiaries to which Parent or any of its subsidiaries is a party.

(b) The Parent Shares issued pursuant to the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid and non–assessable and not subject to preemptive rights, with no personal liability attaching to the ownership thereof. Such Parent Shares, when so issued, will be issued free and clear of any liens.

(c) All shares or interests, as applicable, of Parent’s subsidiaries (including Merger Sub and Merger LLC) are owned by Parent or another wholly owned subsidiary of Parent free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, other than restrictions imposed by Law. As of the date of this Agreement, except for Parent’s subsidiaries and except as set forth in Section 4.3(c) of the Parent Disclosure Schedule, Parent does not own any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other person. Each of the outstanding shares of capital stock of each of Parent’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable, except where any such failure to be duly authorized, validly issued, fully paid and nonassessable would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent. Section 4.3(c) of Parent Disclosure Schedule sets forth a true and complete list of each subsidiary of Parent and its jurisdiction of incorporation or organization as of the date of this Agreement.

Section 4.4 Authority.

(a) Subject to the accuracy of the Company’s representations and warranties set forth in Section 3.16, each of Parent, Merger Sub and Merger LLC has all necessary organizational power and authority to execute and deliver this Agreement and, subject to the Parent Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent, Merger Sub and Merger LLC and the consummation by Parent, Merger Sub and Merger LLC of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or limited liability company action and this Agreement and the transactions contemplated hereby, including the Merger and the LLC Merger have been approved, and no other corporate or limited liability company proceedings on the part of Parent, Merger Sub and Merger LLC are necessary to authorize this Agreement or to consummate the transactions so contemplated, other than (i) approval of the issuance of Parent Shares necessary to consummate the transactions contemplated hereby by the holders of at least a majority in combined voting power of the total votes cast by the holders of Parent Shares (the “Parent Stockholder Approval”). This Agreement has been duly and validly executed and delivered by Parent, Merger Sub and Merger LLC and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Merger LLC enforceable against Parent, Merger Sub and Merger LLC in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

(b) As of the date hereof, the Parent Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement, the Company Voting Agreements, the Merger, the LLC Merger and the other transactions contemplated hereby are fair to and in the best interests of Parent and Parent’s stockholders, (ii) approving and declaring advisable this Agreement, the Company Voting Agreements, the Merger, the LLC Merger and the other transactions contemplated hereby, (iii) approving the issuance of Parent Common Stock as Merger Consideration, (iv) directing that the Parent Share Issuance be submitted to the stockholders of Parent for approval, and (v) agreeing to recommend that Parent’s stockholders vote in favor of the approval of the Parent Share Issuance (the “Parent Recommendation” ), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.8.

(c) The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock or other securities required in connection with the consummation of the Merger and the LLC Merger. No vote of the holders of any class or series of Parent’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Parent other than the Merger.

(d) As of the date hereof, the Merger Sub Board duly adopted resolutions (i) determining that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Merger Sub and Merger Sub’s sole stockholder, (ii) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated hereby, (iii) directing that the approval of this Agreement, the Merger and the other transactions contemplated hereby be submitted to the sole stockholder of Merger Sub for approval, and (iv) agreeing to recommend approval of this Agreement, the Merger and the other transactions contemplated hereby by the sole stockholder of Merger Sub, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(e) As of the date hereof, the Sole Member and Manager of Merger LLC has approved this Agreement, the LLC Merger and the other transactions contemplated hereby and approved the execution, delivery and performance by Merger LLC of this Agreement.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent do not and will not (i) conflict with or violate the corporate charter or bylaws or other equivalent organizational documents of Parent or its subsidiaries, (ii) conflict with or violate any Law applicable to Parent or any of its subsidiaries or by which its or any of their respective properties are bound, assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any Contract to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent.

(b) The execution, delivery and performance of this Agreement by Parent and the consummation of the Merger by Parent do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the filing with, and to the extent required, the declaration of effectiveness by the SEC of (A) a proxy statement relating to the Parent Stockholder Approval, (B) the registration statement on Form S-4 pursuant to the Securities Act and (C) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (ii) the HSR Act, (iii) the applicable requirements of NASDAQ, (iv) the filing with the SDAT of the Articles of Merger as required by the MGCL, (iv) the filings of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (v) notification to DSS in accordance with Section 1-302(g) of the NISPOM, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) prevent or materially delay Parent from performing its obligations under this Agreement in any material respect or (B) individually or in the aggregate, have a Material Adverse Effect with respect to Parent.

Section 4.6 Compliance.

(a) Neither Parent nor any of its subsidiaries is, nor has been since January 1, 2009, in violation of any Law applicable to Parent or any of its subsidiaries or by which Parent’s or any of its subsidiaries’ respective properties are bound, except for any such violation which would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent.

(b) Parent and its subsidiaries have all Licenses from Governmental Entities required to conduct their respective businesses as now being conducted, except for any such Licenses the absence of which would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent. All Licenses of Parent are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent.

Section 4.7 SEC Filings; Financial Statements.

(a) Parent has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since December 26, 2010 (all such forms, reports, statements, certificates and other documents filed since December 26, 2010, collectively, the “Parent SEC Reports”). Each of the Parent SEC Reports, as amended, complied, and each of the Parent SEC Reports filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. As of its filing date, none of the Parent SEC Reports filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in any Parent SEC Report has been amended or superseded by a later Parent SEC Report filed prior to the date hereof.

(b) Except to the extent that the information in any Parent SEC Report has been amended or superseded by a later Parent SEC Report filed prior to the date hereof, the financial statements (including all related notes and schedules) of Parent and its subsidiaries included in the Parent SEC Reports present fairly in all material respects the consolidated financial position of Parent and its subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto).

(c) Since the enactment of the Sarbanes-Oxley Act, Parent has been and is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ, except in the case of clauses (i) and (ii) for any such noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent.

(d) Parent’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Parent by others within Parent to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Parent has evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e) Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (i) to the knowledge of Parent, Parent had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) Parent does not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(f) Except (i) as reflected, accrued or reserved against in (A) Parent’s consolidated balance sheet as of December 26, 2010 (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 26, 2010, or (B) Parent’s consolidated balance sheet as of March 27, 2011 (or the notes thereto) included in the Parent’s Quarterly Report on Form 10-Q filed on May 5, 2011 for the fiscal quarter ended March 27, 2011, (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement and (iv) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither Parent nor any of its subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise, other than those which have not had, individually or in the aggregate, a Material Adverse Effect with respect to Parent.

(g) Merger Sub has no liabilities or obligations, except as set forth in this Agreement.

(h) Merger LLC has no liabilities or obligations, except as set forth in this Agreement.

Section 4.8 Absence of Certain Changes or Events. Since March 27, 2011 through the date of this Agreement, except as contemplated by this Agreement, Parent and its subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and since such date, there has not been: (a) any change, event or occurrence which has had a Material Adverse Effect with respect to Parent; (b) prior to the date of this Agreement, any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of Parent’s or any of its subsidiaries’ capital stock, except for any dividend or distribution by a subsidiary of Parent to Parent or a subsidiary thereof; (c) prior to the date of this Agreement, any redemption, repurchase or other acquisition of any shares of capital stock of Parent or any of its subsidiaries (other than the acquisition of Parent Shares tendered by employees or former employees in connection with a cashless exercise of Parent Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Parent Stock Options and Parent Restricted Shares) pursuant to the terms of a Parent Plan); (d) prior to the date of this Agreement, any material change by Parent in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; or (e) prior to the date of this Agreement, any material Tax election made by Parent or any of its subsidiaries or any settlement or compromise of any material Tax liability by Parent or any of its subsidiaries.

Section 4.9 Absence of Litigation. Except as set forth on Schedule 4.9 of the Parent Disclosure Schedule, there are no suits, claims, actions, proceedings, arbitrations, mediations or investigations pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, other than any such suit, claim, action, proceeding, arbitration, mediation or investigation that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent. Neither Parent nor any of its subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent. As of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the knowledge of Parent, threatened, in each case regarding any accounting practices of Parent or any of its subsidiaries or any malfeasance by any executive officer of Parent.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, vacation or sick pay policy, fringe benefit plan, and compensation, severance or employment agreement, and each other material plan, program, agreement or arrangement contributed to, sponsored or maintained by Parent or any of its subsidiaries or with respect to which Parent or any of its subsidiaries has any liability as of the date of this Agreement for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director of Parent or any of its subsidiaries (collectively, the “Parent Employees” and such plans, programs, policies, agreements and arrangements, collectively, the “Parent Plans”).

(b) With respect to each Parent Plan, Parent has made available to the Company a current, accurate and complete copy thereof (and, with respect to any Parent Plan subject to ERISA, a copy of all Parent Plan documents (including amendments) from the date of the Parent Plan adoption through the present) (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter, if any, received from the IRS), (iii) any summary plan description and summaries of material modifications, (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, and (v) any material communications to or from any Governmental Entity.

(c) Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, each Parent Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable laws, rules and regulations.

(d) Neither Parent nor any of its subsidiaries has any obligation to contribute to, or any liability with respect to, any multiemployer plan (as defined in Section 3(37) of ERISA) or any plan subject to Title IV of ERISA or Sections 412, 413, 430, 4971 of the Code or Section 302 of ERISA. No Company Plan is: (i) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e) Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, with respect to each Parent Plan, as of the date of this Agreement, no actions, suits or claims are pending or, to the knowledge of Parent, threatened.

(f) Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, each Parent Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has received a determination letter to that effect from the IRS and, to the knowledge of Parent, no circumstances exist which would reasonably be expected to adversely affect such qualification or exemption.

(g) With respect to each Parent Plan that is a health plan, all claims for which Parent or any of its subsidiaries has any liability are either: (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims; (ii) covered under a contract with an HMO, pursuant to which the HMO bears the liability for claims; or (iii) reflected as a liability or accrued for in the Parent SEC Reports filed prior to the date hereof. None of the Parent Plans that is a welfare plan provides for continuing benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under COBRA, and then only at the expense of the participant or the participant’s beneficiary. No Parent Plan is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code.

(h) The execution, delivery of and performance by Parent of its obligations under the transactions contemplated by this Agreement will not (either alone or upon occurrence of any additional or subsequent events) result in “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

Section 4.11 Labor and Employment Matters. Neither Parent nor any subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Parent Employees, nor is any such agreement presently being negotiated by Parent. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, (a) there are no unfair labor practice complaints pending against Parent or any subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority and (b) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of Parent, threatened in writing against or involving Parent or any of its subsidiaries.

Section 4.12 Insurance. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, (a) all material insurance policies of Parent and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and (b) neither Parent nor any of its subsidiaries is in breach or default, and neither Parent nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 4.13 Properties. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, Parent or a subsidiary of Parent has good and valid title to all of its owned real property and good title to all of its tangible personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used), assuming the timely discharge of all obligations owing under or related to the owned real property, the tangible personal property and the leased property; provided that no representation is made under this Section 4.13 with respect to any intellectual property or intellectual property rights.

Section 4.14 Tax Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, (a) all Tax Returns required to be filed by Parent and its subsidiaries prior to the date hereof have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects, (b) as of the date of this Agreement, all Taxes shown to be payable on such Tax Returns have been paid or adequately provided for on the most recent financial statements included in the Parent SEC Reports filed prior to the date hereof (unless such Taxes are being contested in good faith), (c) no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Parent or any of its subsidiaries that has not been satisfied by payment, settled or withdrawn, (d) there are no liens for Taxes (other than Taxes not yet due and payable or Taxes being contested in good faith) upon any of the assets of Parent or any of its subsidiaries, (e) there are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which Parent or any of its subsidiaries may be subject, (f) neither Parent nor any of its subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement the parties to which consist exclusively of Parent and its subsidiaries), (g) neither Parent nor any of its subsidiaries has been nor will it be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger, and (h) neither Parent nor any of its subsidiaries is a party to any “listed transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations. Neither Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan, or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.15 Certain Information. None of the information supplied or to be supplied by Parent or any of its subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the time it is first mailed to Parent’s stockholders or the Company’s stockholders, at the time of any amendments or supplements thereto and at the time of the Parent Stockholders Meeting or the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and Form S-4 will comply as to form in all material respects with the provisions of the Securities Act and Exchange Act, as applicable, and the rules and regulations thereunder. Notwithstanding anything in this Section 4.15 to the contrary, no representation or warranty is made by Parent with respect to information supplied in writing by the Company or any of its subsidiaries specifically for inclusion the Joint Proxy Statement or the Form S-4.

Section 4.16 Takeover Statutes.

(a) As of the date hereof, neither Parent nor Merger Sub is, or has at any time been, an “Interested Stockholder” (as defined in Section 3-601(j) of the MGCL) of the Company or an “Affiliate” ( as defined in Section 3-601(b) of the MGCL) of an Interested Stockholder of the Company.

(b) Assuming the accuracy of the representations and warranties of the Company set forth in Section 3.16, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under the laws of Delaware or the laws of Maryland (collectively, an “Anti-Takeover Statute”) apply with respect to the transactions contemplated hereby.

Section 4.17 Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, to the knowledge of Parent all intellectual property that is necessary to the conduct of the businesses of Parent and its subsidiaries as currently conducted is owned by Parent or such subsidiary or has been licensed to Parent or such subsidiary. Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, (a) there are no pending or, to the knowledge of Parent, threatened claims, actions or proceedings by any person alleging infringement or misappropriation by Parent or any of its subsidiaries of the intellectual property rights of such person or challenging the validity, enforceability or ownership of, or the right to use, any intellectual property owned by Parent or any of its subsidiaries; (b) to the knowledge of Parent, the conduct of the businesses of Parent and its subsidiaries as currently conducted does not infringe or misappropriate any intellectual property rights of any person; (c) to the knowledge of Parent, no person is infringing or misappropriating any intellectual property owned by Parent or any of its subsidiaries; (d) Parent and its subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks in light of their business; and (e) no intellectual property owned by Parent or any of its subsidiaries is subject to any outstanding order, judgment or decree restricting or limiting the use or licensing thereof by Parent or any of its subsidiaries.

Section 4.18 Environmental Matters.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent and except as set forth in any environmental assessments previously made available to the Company: (i) Parent and each of its subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) to the knowledge of Parent, there are no Hazardous Materials at any property owned or operated by Parent or any of its subsidiaries, except in compliance with Environmental Law or under circumstances that are not reasonably likely to result in liability of Parent or any of its subsidiaries under any applicable Environmental Law; (iii) neither Parent nor any of its subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning, any release or threatened release of Hazardous Materials at any location, except, in each case, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither Parent nor any of its subsidiaries has received any written claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of Parent, no such matter has been threatened in writing.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.18 are the only representations and warranties in this Agreement with respect to Environmental Laws or Hazardous Materials.

Section 4.19 Contracts.

(a) Except as set forth in Section 4.19(a) of the Parent Disclosure Schedule, as of the date hereof, neither Parent nor any of its subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement or (ii) that materially restricts the conduct of any line of business by Parent or any of its subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 4.19(a), whether or not set forth in Section 4.19(a) of the Parent Disclosure Schedule, is referred to herein as a “Parent Material Contract.” Parent has made available to the Company true and correct copies of all Parent Material Contracts.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect with respect to Parent, (i) each Parent Material Contract is valid and binding on Parent or one of its subsidiaries, as applicable, and, to the knowledge of Parent, is in full force and effect (except to the extent that any Parent Material Contract expires in accordance with its terms), (ii) Parent and each of its subsidiaries has performed all obligations required to be performed by it as of the date hereof under each Parent Material Contract, (iii) no event or condition exists that constitutes, or that after notice or lapse of time or both would constitute, a default on the part of Parent or any of its subsidiaries under any Parent Material Contract and (iv) no other party to such Parent Material Contract is, to the knowledge of Parent, in default in any respect thereunder.

Section 4.20 Affiliate Transactions. Except for directors’ and employment-related Parent Material Contracts filed or incorporated by reference as an exhibit to a form, report or other document filed by Parent with the SEC prior to the date hereof, as of the date hereof no executive officer or director of Parent is a party to any Parent Material Contract with or binding upon Parent or any of its subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by Parent or any of its subsidiaries or has engaged in any material transaction with any of the foregoing within the last 12 months.

Section 4.21 Government Contracts. Except as would not reasonably be expected to have a Material Adverse Effect with respect to Parent, with respect to each Government Contract, to the knowledge of Parent, (i) Parent and each of its subsidiaries has complied in all material respects with all terms and conditions of such Government Contract, including all clauses, provisions and requirements incorporated expressly by reference, or by operation of Law therein; (ii) Parent and each of its subsidiaries has complied in all material respects with all requirements of all applicable Laws, or agreements pertaining to such Government Contract; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were complete and correct as of their effective dates and Parent and each of its subsidiaries has complied with all such representations and certifications; (iv) neither the U.S. government nor any prime contractor, subcontractor or other person has notified Parent or any of its subsidiaries, in writing, that Parent has materially breached or materially violated any Laws, certification, representation, clause, provision or requirement pertaining to such Government Contract; (v) neither Parent nor any of its subsidiaries has received any written notice of termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to such Government Contract; (vi) other than in the ordinary course of business, no cost incurred by Parent or any of its subsidiaries pertaining to such Government Contract has been questioned or challenged, is, to Parent’s knowledge, the subject of any audit or investigation or has been disallowed by any Governmental Entity; and (vii) no payments due to Parent or any of its subsidiaries pertaining to such Government Contract have been withheld or set off, nor has any written claim been made to withhold or set off money, and Parent and each of its subsidiaries is entitled to all progress or other payments received with respect thereto.

Section 4.22 Improper Payments. To the knowledge of Parent, none of Parent, any subsidiary of Parent or any director or officer, agent or employee of Parent or any of its subsidiaries has within the past 5 years (a) made any payment to any government officials or government employees or to any political parties or campaigns that would violate any provision of the FCPA, or (b) established or maintained any fund or asset with respect to Parent or any subsidiary of Parent that has not been recorded in the consolidated books and records of Parent, the failure of which to record would violate any provision of the FCPA.

Section 4.23 Available Funds. Parent and Merger Sub will have as of the Closing sufficient cash, available lines of credit or other sources of immediately available funds to pay all amounts required to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to Article II hereof and to consummate the Merger and the other transactions contemplated hereby.

Section 4.24 Opinion of Financial Advisor. Jefferies & Company, Inc. (the “Parent Financial Advisor”) has delivered to the Parent Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to Parent.

Section 4.25 Brokers. No broker, finder or investment banker (other than the Parent Financial Advisor and KeyBank National Association, the fees and expenses of which will be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its subsidiaries.

Section 4.26 Financing. Parent has delivered to the Company true, complete and correct copies of (i) the Commitment Letter dated May 15, 2011 between Parent and KeyBank National Association (the “Loan Commitment Letter”), pursuant to which KeyBank National Association has agreed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses and the refinancing of any outstanding indebtedness of the Company and (ii) the Commitment Letter dated May 15, 2011 among Parent, Jefferies Group, Inc. and Key Capital Corporation (the “Notes Commitment Letter”; together with the Loan Commitment Letter, the “Commitment Letters”), pursuant to which Jefferies Group, Inc. and Key Capital Corporation (Key Bank National Association, Jefferies Group, Inc. and Key Capital Corporation are collectively referred to as the “Financing Sources”) have agreed, upon the terms and subject to the conditions thereof, to purchase senior secured notes to be issued by Parent in the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses and the refinancing of any outstanding indebtedness of the Company (the “Debt Financing”). The Commitment Letters have not been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and the commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. Except for (i) a fee letter relating to fees with respect to the Loan Commitment Letter, as of the date hereof, and (ii) a fee letter relating to fees with respect to the Notes Commitment Letter and an engagement letter with respect to the Notes Commitment Letter, each dated as of the date hereof, there are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the Debt Financing other than as expressly set forth in the Commitment Letters. Parent has fully paid any and all commitment fees or other fees in connection with the Debt Financing that are payable on or prior to the date hereof, and, as of the date hereof, the Commitment Letters are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Commitment Letters. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub, Merger LLC or, to the knowledge of Parent, any other party thereto under the Commitment Letters. Parent has no reason to believe that any of the conditions to the Debt Financing will not be satisfied. Parent, Merger Sub and Merger LLC will have at and after the Closing funds sufficient to (i) pay the aggregate amount of Merger Consideration payable to holders of Company Shares, Company Stock Options and Company Restricted Shares pursuant to Sections 2.1 and 2.2, (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub, Merger LLC, the Surviving Corporation and the Surviving Company in connection with the Merger, the LLC Merger and the Debt Financing, (iii) pay for any refinancing of any outstanding indebtedness of the Company contemplated by the Commitment Letters and (iv) satisfy all of the other payment obligations of Parent, Merger Sub, Merger LLC, the Surviving Corporation and the Surviving Company contemplated hereunder.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business of the Company Pending the Merger. The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except as contemplated or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or as required by Law, or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the business of the Company and its subsidiaries shall be conducted in the ordinary course and the Company shall use its commercially reasonable efforts to preserve substantially intact its business organization, and to preserve in all material respects its present relationships with customers, suppliers and other persons with which it has material business relations; provided, however, that no action by the Company or its subsidiaries with respect to matters specifically addressed by clauses (a)-(o) below shall be deemed a breach of this Section 5.1 unless such action constitutes a breach of such clauses (a)-(o). Between the date of this Agreement and the Effective Time, except as otherwise contemplated or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or as required by Law, neither the Company nor any of its subsidiaries shall without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a) amend or otherwise change its Charter or Bylaws or any similar governing instruments, except as the Company Board deems necessary or appropriate to implement the provisions of this Agreement;

(b) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including but not limited to stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except for the issuance of Company Shares upon the exercise of Company Stock Options, in accordance with the terms of any Company Plan;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or a wholly owned subsidiary of the Company);

(d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (other than the acquisition of Company Shares tendered by employees or former employees in connection with a cashless exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company Restricted Shares) pursuant to the terms of a Company Plan), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s subsidiaries;

(e) (i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, that is material to the Company and its subsidiaries taken as a whole, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts or (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, that is or are material to the Company and its subsidiaries taken as a whole, other than sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing Contracts;

(f) other than in the ordinary course of business consistent with past practice, enter into or amend in any material respect any Company Material Contract or Government Contract or Contract which if entered into prior to the date hereof would be a Company Material Contract;

(g) authorize any material new capital expenditures that are in the aggregate, in excess of the Company’s capital expenditure budget set forth in Section 5.1(g) of the Company Disclosure Schedule;

(h) grant any licenses of intellectual property to third parties except in the ordinary course of business;

(i) incur or modify in any material respect the terms of any material indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than a subsidiary of the Company), in each case, other than (i) in the ordinary course of business consistent with past practice or (ii) under the existing Credit Agreement;

(j) except as contemplated by Section 5.1(b), Section 5.9 or except to the extent required under any Company Plan or as required by applicable Law, (i) increase the compensation or fringe benefits of any of its directors, officers or employees (except in the ordinary course of business with respect to employees who are not directors or executive officers), (ii) grant any severance or termination pay not provided for under any Company Plan or (iii) enter into any employment, consulting or severance agreement or arrangement with any of its present or former directors, officers or other employees, except for offers of employment or use of consulting agreements or arrangements in the ordinary course of business with employees and consultants who are not directors or executive officers, or establish, adopt, enter into or amend in any material respect or terminate any Company Plan;

(k) make any material change in any accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(l) other than in the ordinary course of business or as required by applicable Law, (i) make any material Tax election, (ii) enter into any material settlement or compromise of any material Tax liability, (iii) file any amended Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax or (vi) surrender any right to claim a material Tax refund;

(m) settle or compromise any litigation other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by the Company) in settlement or compromise, in each case, does not exceed the amount set forth in Section 5.1(m) of the Company Disclosure Schedule;

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among wholly owned subsidiaries of the Company); or

(o) agree to take any of the actions described in Sections 5.1(a)-(n).

Section 5.2 Conduct of Business of Parent, Merger Sub and Merger LLC Pending the Merger. Each of Parent, Merger Sub and Merger LLC covenants and agrees that, during the period from the date hereof until the Effective Time, except as contemplated or permitted by this Agreement or as required by Law, or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the business of Parent and its subsidiaries, including Merger Sub and Merger LLC, shall be conducted in the ordinary course and Parent shall use its commercially reasonable efforts to preserve substantially intact its business organization, and to preserve in all material respects its present relationships with customers, suppliers and other persons with which it has material business relations; provided, however, that no action by Parent or its subsidiaries, including Merger Sub and Merger LLC, with respect to matters specifically addressed by clauses (a)-(h) below shall be deemed a breach of this Section 5.2 unless such action constitutes a breach of such clauses (a)-(h). Between the date of this Agreement and the Effective Time except as otherwise contemplated or permitted by this Agreement, as set forth in Section 5.2 of the Parent Disclosure Schedule or as required by Law, neither Parent nor any of its subsidiaries, including Merger Sub and Merger LLC, shall without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(a) amend or otherwise change its certificate or incorporation or bylaws or any similar governing instruments, except as the Parent Board deems necessary or appropriate to implement the provisions of this Agreement;

(b) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including but not limited to stock appreciation rights, phantom stock or similar instruments), of Parent or any of its subsidiaries (except for (i) the issuance of Parent Shares upon the exercise of Parent Stock Options, in accordance with the terms of any Parent Plan, or (ii) the grant of restricted shares and Parent Stock Options (and issuances of Parent Shares pursuant thereto) made in the ordinary course of business);

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary of Parent to Parent or a wholly owned subsidiary of Parent);

(d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of Parent (other than the acquisition of Parent Shares tendered by employees or former employees in connection with a cashless exercise of Parent Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Parent Stock Options and Parent Restricted Shares) pursuant to the terms of a Parent Plan), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of Parent’s subsidiaries;

(e) (i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, that is, either individually or in the aggregate, for consideration greater than $50 million, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts or (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, that is, either individually or in the aggregate, for consideration greater than $50 million, other than sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing Contracts;

(f) make any material change in any accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(g) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity (other than among wholly owned subsidiaries of Parent); or

(h) agree to take any of the actions described in Sections 5.2(a)-(g).

Section 5.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Section 5.4 Preparation of Form S-4 and the Joint Proxy Statement; Stockholders’ Meeting.

(a) As soon as reasonably practicable following the date of this Agreement (and in any event within 15 Business Days after the date hereof), the Company and Parent shall prepare and file with the SEC the Joint Proxy Statement and Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included. Each of Parent and Merger Sub shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. The Company will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s stockholders, and Parent will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Parent’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each party hereto shall also take any action required to be taken under any applicable state or foreign securities Laws in connection with the Parent Share Issuance, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Parent will advise the Company, promptly after they receive notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and the Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC to amend the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If prior to the Effective Time any event occurs with respect to the Company, Parent or any subsidiary of the Company or Parent, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Parent, respectively, for inclusion in the

Joint Proxy Statement or the Form S-4 that, in each case, is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, the Company or Parent, as applicable, shall promptly notify the other of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders and to Parent’s stockholders.

(b) The Company shall, as promptly as reasonably practicable after the date hereof, take all action necessary in accordance with the MGCL and the Charter and Bylaws to (i) duly call, give notice of, convene and (ii) hold a meeting of its stockholders (the “Company Stockholders Meeting”) as promptly as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Company Stockholder Approval; provided, however, that the Company shall be permitted to delay or postpone convening the Company Stockholders Meeting to the extent the Company Board or any committee thereof, after consultation with outside legal counsel, reasonably believes that such delay or postponement is required by applicable Law. Except in the case of a Company Change of Recommendation specifically permitted by Section 5.7(d), the Company, through the Company Board, shall (x) recommend to its stockholders that they approve this Agreement, the Merger and the other transactions contemplated hereby (which recommendation will disclose all terms of Parent’s offer, including inducements to officers and stockholders that are not available to stockholders generally), (y) include such recommendation in the Joint Proxy Statement and (z) publicly reaffirm such recommendation within 10 Business Days after receipt of a publicly disclosed Company Alternative Proposal. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Company Alternative Proposal or the occurrence of any Company Change of Recommendation; provided, that the foregoing shall not prohibit accurate disclosure in the Joint Proxy Statement or otherwise (and such disclosure shall not be deemed to be a Company Change of Recommendation) of factual information regarding the business, financial condition or results of operations of the Company or Parent or the fact that a Company Alternative Proposal has been made, the identity of the person making such proposal or the material terms of such proposal, to the extent the Company Board determines in good faith (after consultation with outside counsel) that such information, facts, identity or terms are required to be disclosed under applicable Law.

(c) Parent shall, as promptly as practicable after the date hereof, take all action necessary in accordance with Delaware Law and the certificate of incorporation and bylaws of Parent to (i) duly call, give notice of, convene and (ii) hold a meeting of its stockholders (the “Parent Stockholders Meeting”) as promptly as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Parent Stockholder Approval; provided, however, that Parent shall be permitted to delay or postpone convening the Parent Stockholders Meeting to the extent the Parent Board or any committee thereof, after consultation with outside legal counsel, reasonably believes that such delay or postponement is required by applicable Law. Except in the case of a Parent Change of Recommendation specifically permitted by Section 5.8(d), Parent, through the Parent Board, shall (x) recommend to its stockholders that they approve the Parent Share Issuance (y) include such recommendation in the Joint Proxy Statement and (z) publicly reaffirm such recommendation within 10 Business Days after receipt of a publicly disclosed Parent Alternative Proposal. Without limiting the generality of the foregoing, Parent agrees that its obligations pursuant to the first sentence of this Section 5.4(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other person of any Parent Alternative Proposal or the occurrence of any Parent Change of Recommendation; provided, that the foregoing shall not prohibit accurate disclosure in the Joint Proxy Statement or otherwise (and such disclosure shall not be deemed to be a Parent Change of Recommendation) of factual information regarding the business, financial condition or results of operations of Parent or the Company or the fact that a Parent Alternative Proposal has been made, the identity of the person making such proposal or the material terms of such proposal, to the extent the Parent Board determines in good faith (after consultation with outside counsel) that such information, facts, identity or terms are required to be disclosed under applicable Law.

(d) Each of the Company and Parent will use their reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date.

Section 5.5 Access to Information.

(a) From the date of this Agreement to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors and representatives to afford the officers, employees, and representatives of Parent reasonable access during normal business hours, consistent with applicable Law, to its officers, properties, offices, and other facilities and to all books and records as Parent, through its officers, employees or representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither the Company nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its clients, jeopardize the attorney-client privilege of the Company or its subsidiaries or contravene any Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement.

(b) From the date of this Agreement to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, Parent, Merger Sub and Merger LLC shall, and shall use their reasonable best efforts to cause their subsidiaries, officers, directors and representatives to afford the officers, employees, and representatives of the Company reasonable access during normal business hours, consistent with applicable Law, to their officers, properties, offices, and other facilities and to all books and records as the Company, through its officers, employees or representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of Parent or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither Parent nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its clients, jeopardize the attorney-client privilege of Parent or its subsidiaries or contravene any Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement.

Section 5.6 Confidentiality. Each of the parties hereto will hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the other parties hereto furnished to it in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated April 13, 2011 between the Company and Parent, as amended (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 5.7 No Solicitation by the Company.

(a) Subject to Sections 5.7(b)-(f), the Company agrees that neither it nor any subsidiary of the Company shall, and that it shall direct its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its subsidiaries (“Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, a Company Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, or have any discussions (other than to state that they are not permitted to have discussions) with any person relating to, an actual or proposed Company Alternative Proposal, or otherwise knowingly encourage or knowingly facilitate any effort or attempt to make or implement a Company Alternative Proposal, (iii) approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Company Alternative Proposal, (iv) amend or grant any waiver or release under any standstill or similar agreement, (v) approve any transaction by which any third party would otherwise have become an “interested stockholder” under Section 3-601 of the MGCL, or (vi) agree to do any of the foregoing; provided, however, that it is understood and agreed that any determination or action by the Company Board permitted under Sections 5.7(c) or (d) or Section 7.1(c)(iii) shall not be deemed to be a breach or violation of this Section 5.7(a). The Company acknowledges and agrees that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its subsidiaries shall be deemed to constitute a breach of this Section 5.7(a) by the Company.

(b) The Company shall, shall cause each of its subsidiaries to, and shall direct each of its Representatives to, immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto) that has made or indicated an intention to make a Company Alternative Proposal, in each case that exist as of the date hereof.

(c) Notwithstanding anything to the contrary in Sections 5.7(a) or (b), prior to the receipt of the Company Stockholder Approval, if the Company receives an unsolicited Company Alternative Proposal which did not result from or arise in connection with a breach of Section 5.7(a) and the Company Board determines, in good faith, after consultation with its outside counsel and financial advisors, that such Company Alternative Proposal is or could reasonably be expected to lead to a Company Superior Proposal and the Company Board, or any committee thereof, determines in good faith, after consultation with outside legal counsel, that failure to take such action could reasonably be expected to be a breach of the directors’ duties under applicable Law, the Company may (i) furnish non-public information with respect to the Company and its subsidiaries to the person making such Company Alternative Proposal and its Representatives pursuant to a confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision) and (ii) participate in discussions or negotiations with such person and its Representatives regarding such Company Alternative Proposal; provided, however, that the Company shall concurrently therewith provide or make available to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided to the person making such Company Alternative Proposal or its Representatives which was not previously provided or made available to Parent.

(d) Subject to the permitted actions contemplated by Section 7.1(c)(iii), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent, Merger Sub or Merger LLC, or publicly propose to withdraw or modify in a manner adverse to Parent, Merger Sub or Merger LLC, the Company Recommendation or (ii) approve or recommend, or publicly propose to approve, endorse or recommend, any Company Alternative Proposal (any action described in clauses (i) and (ii) being referred to as a “Company Change of Recommendation”). Notwithstanding the foregoing, if, prior to receipt of the Company Stockholder Approval, the Company Board determines in good faith, after consultation with outside counsel, that failure to effect a Company Change of Recommendation could reasonably be expected to be a breach of their duties as directors under applicable Law, the Company Board or any committee thereof may effect a Company Change of Recommendation in response to (1) a Company Superior Proposal or (2) any material event, development, circumstance, occurrence or change in circumstances or facts not related to a Company Alternative Proposal that was not known to the Company Board as of the date of this Agreement (a “Company Intervening Event”); provided, however, that the Company shall not be entitled to effect a Company Change of Recommendation unless (A) the Company shall have first provided prior written notice (a “Proposal Notice”) to Parent that it is prepared to make a Company Change of Recommendation which notice shall, if the basis for the proposed action by the Company Board is related to a Company Superior Proposal, contain a description of the material terms and conditions of such Company Superior Proposal, including a copy of the definitive agreement in the form to be entered into (if any), or, if the basis for the proposed action by the Company Board is related to a Company Intervening Event, contain a description of the event, development, circumstance, occurrence or change in circumstances or facts giving rise to such proposed action and (B) Parent does not make, within three Business Days after the receipt of such notice, a proposal (a “Subsequent Parent Proposal”) that would, in the good faith judgment of the Company Board (after consultation with outside counsel and, in the case of a Company Superior Proposal, the Company’s financial advisor), cause such Company Intervening Event to no longer form the basis for the Company Board to effect a Company Change of Recommendation or cause the offer previously constituting a Company Superior Proposal to no longer constitute a Company Superior Proposal, as the case may be. If Parent has made a Subsequent Parent Proposal and there is any material change made to the financial terms or to other material terms of the Company Superior Proposal prior to the Company’s making a Company Change of Recommendation or terminating this Agreement pursuant to Section 7.1(c)(iii), the Company shall provide to Parent a new Proposal Notice and Parent shall have a period of 48 hours after the receipt of such new Proposal Notice to make another proposal, which will be otherwise subject to the provisions of this Section 5.7(d).

(e) The Company promptly (and in any event within 48 hours) shall advise Parent orally and in writing of (i) any written Company Alternative Proposal, (ii) any written request for non-public information relating to the Company or its subsidiaries, other than requests for information not reasonably expected to be related to a Company Alternative Proposal, and (iii) any written inquiry or request for discussion or negotiation regarding a Company Alternative Proposal, including in each case the identity of the person making any such Company Alternative Proposal or indication or inquiry and the material terms of any such Company Alternative Proposal or indication or inquiry. The Company shall keep Parent fully informed on a current basis of the status of, and any material changes or proposed material changes to, the terms of any such Company Alternative Proposal and the status of discussions and negotiations thereto.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to disclose such information would reasonably be expected to violate the obligations of the Company’s directors under applicable Law.

(g) As used in this Agreement, “Company Alternative Proposal” shall mean any inquiry, proposal or offer from any person or group of persons other than Parent or one of its subsidiaries for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole) or (ii) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its subsidiaries, in each case other than the Merger and the LLC Merger.

(h) As used in this Agreement, “Company Superior Proposal” shall mean any Company Alternative Proposal on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, and taking into consideration, among other things, all of the terms, conditions, impact, timing, likelihood of consummation and all legal, financial, regulatory and other aspects of such Company Alternative Proposal and this Agreement, would result in a transaction that is more favorable to the holders of Company Shares from a financial point of view than the transactions provided for in this Agreement; provided that for purposes of the definition of “Company Superior Proposal,” the references to “20%” in the definition of Company Alternative Proposal shall be deemed to be references to “50%”).

Section 5.8 No Solicitation by Parent.

(a) Subject to Sections 5.8(b)-(f), Parent agrees that neither it nor any subsidiary of Parent shall, and that it shall direct its and their Representatives, not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, a Parent Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to Parent or any of its subsidiaries in connection with, or have any discussions (other than to state that they are not permitted to have discussions) with any person relating to, an actual or proposed Parent Alternative Proposal, or otherwise knowingly encourage or knowingly facilitate any effort or attempt to make or implement a Parent Alternative Proposal, (iii) approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Parent Alternative Proposal, (iv) amend or grant any waiver or release under any standstill or similar agreement, or (v) agree to do any of the foregoing; provided, however, that it is understood and agreed that any determination or action by the Parent Board permitted under Sections 5.8(c) or (d), shall not be deemed to be a breach or violation of this Section 5.8(a). Parent acknowledges and agrees that any violation of the restrictions set forth in the preceding sentence by any Representative of Parent or any of its subsidiaries shall be deemed to constitute a breach of this Section 5.8(a) by Parent.

(b) Parent shall, shall cause each of its subsidiaries to, and shall direct each of its Representatives to, immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto) that has made or indicated an intention to make a Parent Alternative Proposal, in each case that exist as of the date hereof.

(c) Notwithstanding anything to the contrary in Sections 5.8(a) or (b), prior to the receipt of the Parent Stockholder Approval, if Parent receives an unsolicited Parent Alternative Proposal which did not result from or arise in connection with a breach of Section 5.8(a) and the Parent Board determines, in good faith, after consultation with its outside counsel and financial advisors, that such Parent Alternative Proposal is or could reasonably be expected to lead to a Parent Superior Proposal (without regard to the first proviso in the definition thereof) and the Parent Board, or any committee thereof, determines in good faith, after consultation with outside legal counsel, that failure to take such action could reasonably be expected to be a breach of the directors’ duties under applicable Law, Parent may (i) furnish non-public information with respect to Parent and its subsidiaries to the person making such Parent Alternative Proposal and its Representatives pursuant to a confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for Parent to be able to comply with its obligations under this Agreement and it being understood that Parent may enter into a confidentiality agreement without a standstill provision) and (ii) participate in discussions or negotiations with such person and its Representatives regarding such Parent Alternative Proposal; provided, however, that Parent shall concurrently therewith provide or make available to the Company any material non-public information concerning Parent or any of its subsidiaries that is provided to the person making such Parent Alternative Proposal or its Representatives which was not previously provided or made available to the Company.

(d) Neither the Parent Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to the Company, or publicly propose to withdraw or modify in a manner adverse to the Company, the Parent Recommendation or (ii) approve or recommend, or publicly propose to approve, endorse or recommend, any Parent Alternative Proposal (any action described in clauses (i) and (ii) being referred to as a “Parent Change of Recommendation”). Notwithstanding the foregoing, if, prior to receipt of the Parent Stockholder Approval, the Parent Board determines in good faith, after consultation with outside counsel, that failure to effect a Parent Change of Recommendation could reasonably be expected to be a breach of their duties as directors under applicable Law, the Parent Board or any committee thereof may effect a Parent Change of Recommendation in response to (1) a Parent Superior Proposal or (2) any material event, development, circumstance, occurrence or change in circumstances or facts not related to a Parent Superior Proposal that was not known to the Parent Board as of the date of this Agreement (a “Parent Intervening Event”); provided, however, that Parent shall not be entitled to effect a Parent Change of Recommendation unless (A) Parent shall have first provided a Proposal Notice to the Company that it is prepared to make a Parent Change of Recommendation which notice shall contain a description of the event, development, circumstance, occurrence or change in circumstances or facts giving rise to such proposed action, including the material terms of a Parent Superior Proposal, if any, and (B) the Company does not make, within three Business Days after the receipt of such notice, a proposal (a “Subsequent Company Proposal”) that would, in the good faith judgment of the Parent Board (after consultation with outside counsel and, in the case of a Parent Superior Proposal, Parent’s financial advisor), cause such Parent Intervening Event or Parent Superior Proposal to no longer form a basis for the Parent Board to effect a Parent Change of Recommendation under this Section 5.8(d). Any material changes with respect to such event, development, circumstance, occurrence or change in circumstances or facts mentioned above occurring prior to Parent’s effecting a Parent Change of Recommendation shall require Parent to provide to the Company a new Proposal Notice and the Company shall have a period of 48 hours after the receipt of such new Proposal Notice to make another proposal, which will be otherwise subject to the provisions of this Section 5.8(d).

(e) Parent promptly (and in any event within 48 hours) shall advise the Company orally and in writing of (i) any written Parent Alternative Proposal, (ii) any written request for non-public information relating to Parent or its subsidiaries, other than requests for information not reasonably expected to be related to a Parent Alternative Proposal, and (iii) any written inquiry or request for discussion or negotiation regarding a Parent Alternative Proposal, including in each case the identity of the person making any such Parent Alternative Proposal or indication or inquiry and the material terms of any such Parent Alternative Proposal or indication or inquiry. Parent shall keep the Company fully informed on a current basis of the status of, and any material changes or proposed material changes to, the terms of any such Parent Alternative Proposal and the status of discussions and negotiations thereto.

(f) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any required disclosure to Parent’s stockholders if, in the good faith judgment of the Parent Board, after consultation with its outside legal counsel, the failure to disclose such information would reasonably be expected to violate the obligations of Parent’s directors under applicable Law.

(g) As used in this Agreement, “Parent Alternative Proposal” shall mean any inquiry, proposal or offer from any person or group of persons for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of Parent (or any subsidiary or subsidiaries of Parent whose business constitutes 20% or more of the net revenues, net income or assets of Parent and its subsidiaries, taken as a whole) or (ii) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of Parent and its subsidiaries.

(h) As used in this Agreement, “Parent Superior Proposal” shall mean any Parent Alternative Proposal on terms which the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and financial advisors, and taking into consideration, among other things, all of the terms, conditions, impact, timing, likelihood of consummation and all legal, financial, regulatory and other aspects of such Parent Alternative Proposal and this Agreement, would result in a transaction that is more favorable to the holders of Parent Shares from a financial point of view than the transactions provided for in this Agreement; provided, however, that such Parent Alternative Proposal is conditioned, expressly by its terms or otherwise, on the Merger not being consummated in accordance with the terms of this Agreement; provided that for purposes of the definition of “Parent Superior Proposal,” the references to “20%” in the definition of Parent Alternative Proposal shall be deemed to be references to “50%”).

Section 5.9 Employment and Employee Benefits Matters.

(a) Parent shall cause the Surviving Corporation, the Surviving Company and each of their subsidiaries to maintain for any Company Employee, for a 6-month period commencing at the Effective Time, benefits provided under Company Plans that are qualified defined contribution or group health plans that in the aggregate (and, as determined by Parent) are no less favorable than the overall benefits provided to such Company Employees under the Company Plans immediately prior to the Effective Time.

(b) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation or the Surviving Company to, give Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but only for the purpose of determining vacation and severance entitlements), under any employee compensation and incentive plans, benefit (including vacation and severance) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent or its subsidiaries shall use commercially reasonable efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its subsidiaries in the plan year in which the Effective Time occurs.

(c) From and after the Effective Time, the Surviving Corporation will honor, in accordance with its terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its subsidiaries and any officer, director or employee of that company, (ii) all equity-based plans, programs or agreements, bonus plans or programs and (iii) all obligations pursuant to outstanding restoration plans, equity-based plans, programs or agreements, bonus plans or programs, bonus deferral plans, vested and accrued benefits under any employee benefit plan, program or arrangement of the Company or its subsidiaries and similar employment compensation and benefit arrangements and agreements in effect as of the Effective Time, in each case to the extent legally binding on the Company or any of its subsidiaries.

(d) Nothing contained in this Section 5.9, express or implied (i) shall be construed to establish, amend, or modify any Company Plan, program, agreement or arrangement or (ii) shall confer upon any person (including Company Employees and their dependents and beneficiaries) any rights as a third-party beneficiary of this Agreement.

Section 5.10 Directors’ and Officers’ Indemnification and Insurance.

(a) Without limiting any additional rights that any employee may have under any employment agreement or Company Plan, from the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent shall or shall cause, prior to the LLC Merger, the Surviving Corporation or, after the LLC Merger, the Surviving Company to indemnify and hold harmless, to the fullest extent to which such persons are entitled to be indemnified and held harmless under the MGCL as of the date of this Agreement, each present (as of the Effective Time) and former officer, director or employee of the Company and its subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that an Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit, proceeding or investigation, (x) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation and the Surviving Company to the fullest extent to which such Indemnified Party is entitled to such payment as of the date of this Agreement; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the MGCL or the Charter or Bylaws, to repay such advances if it is ultimately determined that such person is not entitled to indemnification, (y) neither Parent, the Surviving Corporation nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (z) the Surviving Corporation or the Surviving Company shall cooperate in the defense of any such matter.

(b) All rights to indemnification, expenses and exculpation existing in favor of the former or present directors and officers for their acts and omissions occurring prior to the Effective Time, as provided in the Charter and Bylaws as in effect on the date of this Agreement, shall survive the Merger and the LLC Merger and shall be observed by Parent, the Surviving Corporation and the Surviving Company to the fullest extent permitted by Law for a period of 6 years from the Effective Time.

(c) Parent shall maintain, or shall cause the Surviving Corporation or the Surviving Company to maintain, at no expense to the beneficiaries, in effect for 6 years from the Effective Time the current policies of the directors’ and officers’ liability insurance maintained by the Company (the “Existing D&O Policies”) (provided that Parent, the Surviving Corporation or the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time; provided, that in no event shall the aggregate costs of such insurance policies exceed in any one year during such 6 year period 300% of the current aggregate annual premiums paid by the Company for such purpose (which aggregate annual premiums with respect to such period are hereby represented and warranted by the Company to be in the amount set forth in Section 5.10(c) of the Company Disclosure Schedule), it being understood that Parent, the Surviving Corporation or the Surviving Company shall nevertheless be obligated to provide such coverage, with respect to each year during such 6 year period, as may be obtained for such 300% annual amount. Parent may, if requested by the Company prior to Closing, cause to be acquired a 6 year tail policy for the Indemnified Parties currently covered by the Existing D&O Policies that is consistent with the first sentence of this paragraph (c). Any such policy shall be prepaid at the Effective Time and shall be non-cancelable. Parent agrees to honor and perform under, and to cause the Surviving Corporation and the Surviving Company to honor and perform under, all indemnification agreements with Indemnified Parties entered into by the Company or any of its subsidiaries prior to the date of this Agreement.

(d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions and benefits of this Section 5.10 shall continue in full effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(f) In the event that the Surviving Corporation, the Surviving Company or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, the Surviving Company or Parent, as the case may be, shall succeed to the obligations set forth in Section 5.9 and this Section 5.10.

Section 5.11 Further Action; Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable (including under any Antitrust Law) to consummate the transactions contemplated by this Agreement as soon as practicable and (ii) do all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger, the LLC Merger and the other transactions contemplated by this Agreement at the earliest practicable date, including: (A) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the LLC Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under the HSR Act; (B) using best efforts to defend all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Merger or the LLC Merger; (C) using best efforts to resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement; and (D) using commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any Governmental Entities or other third parties.

(b) In furtherance and not in limitation of the provisions of Section 5.11(a), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than 5 Business Days from the date of this Agreement an appropriate filing of a Notification and Report Form pursuant to the HSR Act. Parent shall pay all filing fees and other charges for the filings required under the HSR Act by the Company and Parent.

(c) If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, including but not limited to Second Request for Information under the HSR Act, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response which is, at a minimum, in substantial compliance with such request.

(d) The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

(i) cooperating with each other in connection with filings required to be made by any party under any Antitrust Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any notification in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii) furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;

(iii) promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement;

(iv) consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws; and

(v) without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other party.

Section 5.12 Public Announcements. The Company and Parent will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange.

Section 5.13 Anti-Takeover Statutes. If any Anti-Takeover Statute is or may become applicable to this Agreement (including the Merger and the other transactions contemplated hereby), each of Parent, the Company and Merger Sub and their respective Boards of Directors shall grant all such approvals and take all such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 5.14 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger, the LLC Merger or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Merger, the LLC Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation, the Surviving Company or Parent, (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Merger, the LLC Merger or the other transactions contemplated hereby, (c) the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the condition set forth in Sections 6.2(a) or 6.3(a), as applicable, would not be satisfied if the Closing were to then occur or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied by such party hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.14 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

Section 5.15 Rule 16b-3. Each of the Company and Parent shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to cause any disposition of Company Shares (including derivative securities with respect to Company Shares) or acquisitions of Parent Shares resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, with such steps to be taken in accordance with the interpretive guidance set forth by the SEC.

Section 5.16 Obligations of Merger Sub and Merger LLC. Parent shall take all action necessary to cause Merger Sub, Merger LLC, the Surviving Corporation and the Surviving Company to perform their respective obligations under this Agreement.

Section 5.17 NASDAQ Listing. Parent shall promptly prepare and submit to NASDAQ a listing application covering Parent Shares to be issued in connection with the transactions contemplated hereby and shall use its commercially reasonable best efforts to cause such shares to be listed on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 5.18 Plan of Reorganization.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of the Company and Parent shall use its commercially reasonable efforts to cause the Merger and the LLC Merger, considered together as a single integrated transaction for federal income tax purposes, to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger and the LLC Merger, considered together as a single integrated transaction for federal income tax purposes, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Parent nor any Affiliate shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger and the LLC Merger, considered together as a single integrated transaction for federal income tax purposes, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, the Company does not know of any reason (i) why it would not be able to deliver to counsel to the Company and counsel to Parent, at the date of the legal opinions referred to in Section 6.3(e), certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to the Company to deliver the legal opinion contemplated by Section 6.3(e), and the Company hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 6.3(e). The Company will deliver such certificates to counsel to the Company and counsel to Parent.

(c) As of the date hereof, Parent does not know of any reason (i) why it would not be able to deliver to counsel to the Company and counsel to Parent, at the date of the legal opinions referred to in Section 6.2(f), certificates substantially in compliance with IRS Guidelines, to enable counsel to Parent to deliver the legal opinion contemplated by Section 6.2(f), and Parent hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to Parent would not be able to deliver the opinion required by Section 6.2(f). Parent will deliver such certificates to counsel to the Company and counsel to Parent.

Section 5.19 Financing.

(a) Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Commitment Letters (and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under either of the Commitment Letters if such amendment, modification or waiver (w) reduces the aggregate amount of the Debt Financing from that contemplated in the Commitment Letters, (x) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner adverse to Parent or the Company, (y) amends or modifies any other terms in a manner that would reasonably be expected to (1) delay or prevent the Closing Date or (2) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur or (z) adversely impact the ability of Parent to enforce its rights against the other parties to the Commitment Letters), including using commercially reasonable efforts to (i) maintain in effect the Commitment Letters until the transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis all conditions and covenants applicable to Parent, Merger Sub and Merger LLC in the Commitment Letters and otherwise comply with its obligations thereunder, (iii) enter into definitive agreements with respect thereto on the terms and conditions (including the market flex provisions) contemplated by the Commitment Letters, (iv) consummate the Debt Financing at or prior to Closing, (v) enforce its rights under the Commitment Letters, including through litigation pursued in good faith and (vi) cause the Financing Sources and other Persons providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger, the LLC Merger and the other transactions contemplated hereby, including through litigation pursued in good faith. Without limiting the generality of the foregoing, Parent, Merger Sub and Merger LLC shall give the Company prompt notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default of which it becomes aware) by any party to the Commitment Letters or definitive document related to the Debt Financing; (B) of the receipt of any written notice or other written communication from any other party to the Commitment Letters with respect to any: (x) actual or potential breach, default, termination or repudiation by any other party to the Commitment Letters or any definitive document related to the Debt Financing or any provisions of the Commitment Letters or any definitive document related to the Debt Financing or (y) material dispute or disagreement between or among any parties to the Commitment Letters or any definitive document related to the Debt Financing; and (C) if for any reason Parent, Merger Sub or Merger LLC believes in good faith that (I) there is (or there is likely to be) a dispute or disagreement between or among any parties to the Commitment Letters or any definitive document related to the Debt Financing or (II) there is a material possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Commitment Letters or the definitive documents related to the Debt Financing. As soon as reasonably practicable, but in any event within three Business Days after the date the Company delivers Parent, Merger Sub or Merger LLC a written request, Parent, Merger Sub and Merger LLC shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the market flex provisions) contemplated in the Commitment Letters, Parent shall use its commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event, but no later than the Business Day immediately prior to the Termination Date. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and concurrently provide copies of all documents provided to the Financing Sources or otherwise related to the Debt Financing to the Company. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.19 shall require, and in no event shall the commercially reasonable efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to pay any material fees in excess of those contemplated by the Commitment Letters (whether to secure waiver of any conditions contained therein or otherwise).

(b) The Company shall use commercially reasonable efforts to provide, and shall cause its subsidiaries to use commercially reasonable efforts to provide, and shall use its commercially reasonable efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with the Debt Financing transaction contemplated by the Commitment Letters (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries), including, but not limited to, (i) providing Parent and the Financing Sources with information relating to the Company and its subsidiaries (other than financial information which is covered by clause (vi) below), including information to be used in the preparation of an information package, rating agency presentation or disclosure document regarding the business, operations, financial projections and prospects of Parent and the Company, customary for financings of the type contemplated by the Commitment Letters, to the extent reasonably requested by Parent and reasonably available to the Company, (ii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, (iii) assisting Parent and the Financing Sources with the preparation of documents and materials, including, but not limited to, (A) any customary offering documents, prospectuses and similar documents (including historical and pro forma financial statements and information (it being understood that the preparation of such pro forma financial statements and information shall be the sole responsibility of Parent)) for the financings contemplated by the Commitment Letters, and (B) materials for rating agency presentations, (iv) cooperating with the marketing efforts for the financings contemplated by the Commitment Letters (including consenting to the use of the Company’s and its subsidiaries’ logos), (v) using commercially reasonable efforts to obtain from its accountants customary accounting comfort letters and consents of such accountants for use of their reports in any materials relating to the financing contemplated by the Commitment Letters), (vi) as promptly as practicable upon such financial statements becoming available, furnishing Parent and the Financing Sources with such historical financial statements of the Company and its Subsidiaries as may be reasonably required to complete the Debt Financing, (vii) using its commercially reasonable efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, (viii) using commercially reasonable efforts to assist in Parent obtaining corporate and facilities ratings for the Debt Financing, (ix) using commercially reasonable efforts to obtain waivers, consents, estoppels, certificates and approvals necessary or customary for the consummation of the financings contemplated by the Commitment Letters, (x) requesting customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all indebtedness and liens under the Credit Agreement and the Master Lease Agreement, (xi) furnishing Parent and its Financing Sources promptly, and in any event at least five (5) days prior to the Closing Date, with all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that is requested by Parent or its Financing Sources at least 15 days prior to the Closing Date and (xii) cooperating reasonably with the Financing

Sources’ due diligence, including by providing the Financing Sources with access to the Company and its subsidiaries in order to complete any field audits required under the Commitment Letters, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company; provided, however, that, until the Effective Time occurs, neither the Company nor any of its subsidiaries shall (1) be required to pay any commitment or other similar fee, (2) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the financings contemplated by the Commitment Letters or (3) be required to incur any other liability in connection with such financing unless reimbursed or indemnified by Parent to the reasonable satisfaction of the Company; provided, further, that (I) all non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 5.19 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent, Merger Sub and Merger LLC shall be permitted to disclose such information to rating agencies, potential Financing Sources or other sources of capital during syndication of the Debt Financing, subject to customary confidentiality undertakings by such rating agencies, potential lenders or other sources of capital and (II) the Company shall be permitted a reasonable period to comment on any documents or other information circulated to potential financing sources that contain or are based upon any such non-public or other confidential information. Parent (A) shall promptly, upon request by the Company, reimburse the Company for all reasonable out of pocket costs (including reasonable attorneys’ fees) incurred by the Company, any of its subsidiaries or their respective Representatives in connection with the cooperation of the Company and its subsidiaries and their Representatives contemplated by this Section 5.19, (B) acknowledges and agrees that the Company, its subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any person prior to the Effective Time under, the financings contemplated by the Commitment Letters and (C) shall indemnify and hold harmless the Company, its subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of such financing and any information used in connection therewith.

Section 5.20 Indebtedness. Promptly following the Effective Time, Parent shall pay off all indebtedness of the Company under the Credit Agreement and Master Lease Agreement, in satisfaction of all liabilities thereunder.

Section 5.21 LLC Merger. No later than December 31, 2011, the Surviving Corporation shall merge with and into Merger LLC. From and after the effectiveness of the LLC Merger, the separate corporate existence of the Surviving Corporation shall cease and Merger LLC shall continue as the surviving entity in the LLC Merger (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. There shall be no conditions to the LLC Merger and Parent and Merger LLC shall take all steps and actions as shall be required to cause the Surviving Corporation and Merger LLC to consummate the LLC Merger as set forth in this Section 5.21. Parent and Merger LLC hereby acknowledge that the consummation of the LLC Merger pursuant to this Section 5.21 is essential to the intended tax treatment of the transactions contemplated by this Agreement, that such tax treatment is material to the Company and its stockholders, and that the Company would not have entered into this Agreement had Parent and Merger LLC not been unconditionally obligated to effect the LLC Merger as set forth in this Section 5.21.

ARTICLE VI

CONDITIONS OF MERGER

Section 6.1 Conditions to Obligations of Each Party. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) HSR Act; Antitrust. (i) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated without any limitation, restriction or condition and (ii) all consents required under Antitrust Law, as applicable to the Merger, shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

(c) No Injunction or Statute. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any Governmental Entity prohibiting consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect at the Effective Time, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, at the Effective Time, restricts, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) NASDAQ Approval. The Parent Shares to be issued as Merger Consideration shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 6.2 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent and Merger Sub, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement, other than the representations and warranties of the Company set forth in Section 3.3(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” or other similar qualifiers set forth therein) as of the date of this Agreement and as of the Effective Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case as of such date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have a Material Adverse Effect with respect to the Company, and the representations and warranties of the Company set forth in Section 3.3(a) shall be true and correct in all respects (other than inaccuracies de minimis relative to Section 3.3(a) taken as a whole) as of the date of this Agreement and as of the Effective Date (unless any such representation or warranty is made only as of a specific date, in which case as of such date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects each of its obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

(d) No Governmental Litigation. There shall not be pending before any U.S. federal or state court of competent jurisdiction any suit, action or proceeding commenced by any U.S. federal or state Governmental Entity against the Company, Parent or any of their respective Affiliates: (i) challenging or seeking to restrain or prohibit the consummation of the Merger; (ii) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that would be material to Parent and the Surviving Corporation, taken as a whole; (iii) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (iv) which would materially and adversely affect the right of the Surviving Corporation to own the assets or operate the business of the Company.

(e) Absence of Material Adverse Effect. Since the date of this Agreement there shall not have occurred a Material Adverse Effect with respect to the Company; provided, however, that any matter disclosed on the Company Disclosure Schedule shall not constitute a Material Adverse Effect.

(f) Tax Opinion. Parent shall have received a written opinion from Paul, Hastings, Janofsky & Walker LLP, counsel to Parent, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger and the LLC Merger, considered together as a single integrated transaction for federal income tax purposes, will be treated as a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent, the Company and Merger Sub, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 6.2(f) shall not be waivable after receipt of the Parent Stockholder Approval, unless further approval of the stockholders of Parent is obtained with appropriate disclosure.

Section 6.3 Conditions to the Obligations of the Company. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality” or “Material Adverse Effect” or other similar qualifiers set forth therein) as of the date of this Agreement and as of the Effective Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case as of such date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have a Material Adverse Effect with respect to Parent;

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects each of its obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

(d) Absence of Material Adverse Effect. Since the date of this Agreement there shall not have occurred a Material Adverse Effect with respect to Parent; provided, however, that any matter disclosed on the Parent Disclosure Schedule shall not constitute a Material Adverse Effect.

(e) Tax Opinion. The Company shall have received a written opinion from Gibson, Dunn & Crutcher LLP, counsel to the Company, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger and the LLC Merger, considered together as a single integrated transaction for federal income tax purposes, will be treated as a reorganization within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent, the Company and Merger Sub, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 6.3(e) shall not be waivable after receipt of the Company Stockholder Approval, unless further approval of the stockholders of the Company is obtained with appropriate disclosure.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) by written consent duly authorized by the Parent Board, the Merger Sub Board and the Company Board;

(b) by Parent or the Company:

(i) if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(i) shall have used its reasonable best efforts to remove such order, decree or ruling or other action and the issuance of such final, nonappealable order, decree or ruling or other action was not primarily due to the failure of the party seeking to terminate this Agreement to perform any of its obligations under this Agreement;

(ii) if the Merger shall not have occurred on or before the date which is 6 months from the date hereof (the “Termination Date”);

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken; or

(iv) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the issuance of Parent Shares in connection with the transactions contemplated hereby was taken.

(c) by the Company:

(i) upon written notice to Parent, if Parent, Merger Sub or Merger LLC (A) shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent, Merger Sub or Merger LLC such that the closing condition set forth in Section 6.3(b) would not be satisfied or (B) there exists a breach of any representation or warranty of Parent, Merger Sub or Merger LLC contained in this Agreement such that the closing condition set forth in Section 6.3(a) would not be satisfied, and in the case of both (A) and (B), such breach is incapable of being cured by the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement;

(ii) if (A) the Parent Board effects a Parent Change of Recommendation, (B) Parent or the Parent Board (or any committee thereof) shall (1) approve, adopt, endorse or recommend any Parent Alternative Proposal or (2) approve, adopt, endorse or recommend, or enter into or allow Parent or any of its subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for a Parent Alternative Proposal, (C) Parent shall have materially breached any of its obligations under Section 5.4(c), (D) the Parent Board fails to reaffirm the Parent Recommendation within 10 Business Days after the Company requests in writing that such action be taken or (E) the Parent or the Parent Board (or any committee thereof) shall publicly propose any of the foregoing (any of the actions described in clauses (A) through (E) of this Section 7.1(c)(ii), a “Parent Triggering Event”); or

(iii) prior to obtaining the Company Stockholder Approval, if the Company Board determines to enter into a definitive agreement with respect to a Company Alternative Proposal which the Company Board has determined to constitute a Company Superior Proposal; provided, that (A) the Company Board shall have effected a Company Change of Recommendation in accordance with Section 5.7(d) and shall have complied with all provisions of Section 5.7(d), and all applicable time periods for a matching proposal shall have expired, (B) the Company shall have simultaneously with such termination entered into a definitive agreement relating to the Company Alternative Proposal and (C) the Company shall have paid any amounts due pursuant to Section 7.2, in accordance with the terms, and at the time, specified in Section 7.2.

(d) by Parent:

(i) upon written notice to the Company, if the Company (A) shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 6.2(b) would not be satisfied or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 6.2(a) would not be satisfied, and in the case of both (A) and (B), such breach is incapable of being cured by the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii) if (A) the Company Board effects a Company Change of Recommendation, (B) the Company or the Company Board (or any committee thereof) shall (1) approve, adopt, endorse or recommend any Company Alternative Proposal or (2) approve, adopt, endorse or recommend, or enter into or allow the Company or any of its subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for a Company Alternative Proposal, (C) the Company shall have materially breached any of its obligations under Section 5.4(b), (D) the Company Board fails to reaffirm the Company Recommendation within 10 Business Days after Parent requests in writing that such action be taken or (E) the Company or the Company Board (or any committee thereof) shall publicly propose any of the foregoing (any of the actions described in clauses (A) through (E) of this Section 7.1(d)(ii), a “Company Triggering Event”).

Section 7.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, except with respect to Section 5.6, Section 5.12, this Section 7.2, Section 7.3 and Article VIII, which shall survive such termination; provided, however, that nothing herein shall relieve any party from liability for any willful and material breach hereof.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(c)(iii) or by Parent pursuant to Section 7.1(d)(ii), unless the Company effects a Company Change of Recommendation as a result of a Material Adverse Effect with respect to Parent, then the Company shall pay $9,300,000 (the “Termination Fee”) to Parent, at the time specified in the following sentence by wire transfer of same day funds. If this Agreement is terminated by the Company pursuant to Section 7.1(c)(iii), the Termination Fee shall be paid at or prior to such termination, and if this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii), the Termination Fee shall be paid within 2 Business Days of such termination.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii), unless Parent effects a Parent Change of Recommendation as a result of a Material Adverse Effect with respect to the Company, then Parent shall pay the Termination Fee to the Company, within 2 Business Days of such termination, by wire transfer of same day funds.

(d) In the event that this Agreement is terminated by either Parent or the Company pursuant to Sections 7.1(b)(ii) or 7.1(b)(iii) and at any time after the date of this Agreement and prior to the termination under such section, either (i) (A) a Company Alternative Proposal shall have been made or communicated publicly to the senior management or the Company Board or shall have been publicly announced or publicly made known to the stockholders of the Company, and not withdrawn prior to such termination, and (B) within 6 months after such termination, the Company shall have consummated any Company Alternative Proposal, or shall have entered into a definitive agreement with respect to any Company Alternative Proposal which is subsequently consummated, or (ii) a Company Triggering Event shall have occurred, then the Company shall pay to Parent the Termination Fee, such payment to be made, in the case of clause (i) of this sentence, upon the Company consummating such Company Alternative Proposal, and in the case of clause (ii) of this sentence, within two Business Days of such termination, in each case by wire transfer of same day funds. For the purpose of this Section 7.2(d), all references in the term Company Alternative Proposal to “20% or more” will be deemed to be references to “more than 50%”.

(e) In the event that this Agreement is terminated by either Parent or the Company pursuant to Sections 7.1(b)(ii) or 7.1(b)(iv) and at any time after the date of this Agreement and prior to the termination under such section, either (i) (A) a Parent Alternative Proposal shall have been made or communicated publicly to the senior management or the Parent Board or shall have been publicly announced or publicly made known to the stockholders of Parent, and not withdrawn prior to such termination, and (B) within 6 months after such termination, Parent shall have consummated any Parent Alternative Proposal, or shall have entered into a definitive agreement with respect to any Parent Alternative Proposal which is subsequently consummated, or (ii) a Parent Triggering Event shall have occurred, then Parent shall pay to the Company the Termination Fee, such payment to be made, in the case of clause (i) of this sentence, upon Parent consummating such Parent Alternative Proposal, and in the case of clause (ii) of this sentence, within two Business Days of such termination, in each case by wire transfer of same day funds. For the purpose of this Section 7.2(e), all references in the term Parent Alternative Proposal to “20% or more” will be deemed to be references to “more than 50%”.

(f) Each of the Company, Parent, Merger Sub and Merger LLC acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Termination Fee when due, the Company shall reimburse Parent for all reasonable costs and expenses actually incurred or accrued by Parent (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment. In the event that Parent shall fail to pay the Termination Fee when due, Parent shall reimburse the

Company for all reasonable costs and expenses actually incurred or accrued by the Company (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment.

Section 7.3 Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. Expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement shall be shared equally by Parent and the Company.

Section 7.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of the Company; provided, however, that, after approval of this Agreement by the stockholders of the Company, if applicable, no amendment may be made that by Law requires the further approval of the stockholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 7.5 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein to the extent that by their terms apply or are to be performed after the Effective Time and (b) those contained in this Article VIII.

Section 8.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, Merger Sub or Merger LLC:

Kratos Defense & Security Solutions, Inc.

4820 Eastgate Mall

San Diego, CA 92121

Attention: Deanna Lund

Facsimile: (858) 812-7301

with an additional copy (which shall not constitute notice) to:

Paul, Hastings, Janofsky & Walker LLP

4747 Executive Drive, 12th Floor

San Diego, California 92121

Attention:	Deyan P. Spiridonov
Teri E. O’Brien
Facsimile:	858-458-3005

(b) if to the Company:

Integral Systems, Inc.

6721 Columbia Gateway Drive

Columbia, Maryland 21046

Attention: General Counsel

Facsimile: 410-312-2980

with an additional copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue NW

Washington, DC 20036

Attention: Howard B. Adler

Facsimile: 202-530-9526

Section 8.3 Certain Definitions. For purposes of this Agreement, the term:

(a) “affiliate” of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

(b) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act and the Federal Trade Commission Act, as amended;

(c) “Average Parent Trading Price” means the volume weighted average of the last sales prices per Parent Share on NASDAQ for the 5 consecutive trading days ending on the trading day that is 2 trading days prior to the Effective Date;

(d) “beneficially owned” with respect to any shares has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act;

(e) “Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of New York;

(f) “Contract” means any written or oral contract, agreement, lease, note, bond, mortgage, indenture, or other instrument or obligation;

(g) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(h) “Credit Agreement” means the credit agreement, dated March 5, 2010, by and among the Company, Bank of America, N.A. and the Other Lender Parties (as such term is defined in such agreement) and the Collateral Documents thereto (as such term is defined in such agreement), as amended by Amendment No. 1 to Credit Agreement and Waiver, dated December 8, 2010, by and among the Company, Bank of America, N.A., the Other Lender Parties and the Guarantors (as such terms are defined in such amendment);

(i) “In-The-Money Option” means a Company Stock Option (other than an option granted pursuant to the Company ESPP) that has an exercise price per Company Share that is less than the Per Share Amount;

(j) “knowledge” (i) with respect to the Company means the actual knowledge, after reasonable investigation, of any of the persons listed in Section 8.3(j)(i) of the Company Disclosure Schedule and (ii) with respect to Parent, Merger Sub or Merger LLC means the actual knowledge, after reasonable investigation, of any of the persons listed in Section 8.3(j)(ii) of the Parent Disclosure Schedule;

(k) “Law” means any law, statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Entity;

(l) “Master Lease Agreement” means the master lease agreement, addendum thereto and progress payment agreement, each dated as of January 21, 2009, between the Company and Banc of America Leasing & Capital, LLC and related acceptance letter and term sheet;

(m) “Material Adverse Effect” with respect to a person means any fact, circumstance, event, change, occurrence, effect, violation or inaccuracy that, individually or in the aggregate with all other facts, circumstances, events, changes, occurrences, effects, violations or inaccuracies, has or would reasonably be expected to have a material adverse effect on the business, financial condition, results of operations, assets or liabilities of such person and its subsidiaries taken as a whole, other than any fact, circumstance, event, change, occurrence, effect, violation or inaccuracy resulting from (i) changes in general economic, financial market, business or geopolitical conditions, except to the extent such changes have a disproportionate effect on such person or its subsidiaries relative to others in the industry in which the person operates, (ii) events generally affecting the industries in which such person or its subsidiaries operate, except to the extent such changes have a disproportionate effect on such person or its subsidiaries relative to others in the industry in which the person operates, (iii) changes in any applicable laws or applicable accounting regulations or principles or interpretations thereof, (iv) any change in the price or trading volume of the shares, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (v) any failure by such person to meet any published analyst estimates or expectations of such person’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (vi) any outbreak or escalation of hostilities or war or any act of terrorism, (vii) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any person with respect to this Agreement, (viii) the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (ix) any action taken by such person, or which such person causes to be taken by any of its subsidiaries, in each case which is required or permitted by or resulting from or arising in connection with this Agreement, (x) with respect to the Company only, any actions taken (or omitted to be taken) at the request of Parent, Merger Sub or Merger LLC or consented to in writing by Parent, or (xi) with respect to Parent only, any actions taken (or omitted to be taken) at the request of the Company or consented to in writing by the Company;

(n) “NASDAQ” means the NASDAQ Global Select Market;

(o) “Out-Of-The-Money Option” means a Company Stock Option (other than an option granted pursuant to the Company ESPP) that has an exercise price per Company Share that is equal to or greater than the Per Share Amount;

(p) “Parent Common Stock” means the common stock of Parent;

(q) “Parent Shares” means shares of Parent Common Stock, par value $0.001;

(r) “Per Share Amount” is equal to $13.00, without interest;

(s) “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity;

(t) “SEC” means the Securities and Exchange Commission;

(u) “subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, the Surviving Company, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, the Surviving Company, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity;

(v) “Taxes” shall mean any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign; and

(w) “Tax Return” shall mean any return, report or statement (including information returns) required to be filed with or provided to any Governmental Entity or other person, or maintained, with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

Section 8.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.5 No Other Representations or Warranties. Except for the representations and warranties contained in Article III, each of Parent, Merger Sub and Merger LLC acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent, Merger Sub or Merger LLC. Neither the Company nor any other person will have or be subject to any liability to Parent, Merger Sub, Merger LLC or any other person resulting from the distribution to Parent, Merger Sub, Merger LLC or Parent’s, Merger Sub’s or Merger LLC’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or Merger LLC in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement. Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub, Merger LLC or any other person on behalf of Parent, Merger Sub or Merger LLC makes any other express or implied representation or warranty with respect to Parent, Merger Sub or Merger LLC or with respect to any other information provided to the Company.

Section 8.6 Entire Agreement; Assignment. This Agreement (including any exhibits hereto), the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of each of the other parties.

Section 8.7 Parties in Interest. This Agreement is not intended to, and shall not, confer upon any other person who is not a party hereto any rights or remedies hereunder, except (a) with respect to Section 5.10, which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof and (b) with respect to Sections 8.12 and 8.14, which shall inure to the benefit of the Financing Sources who are intended to be third-party beneficiaries thereof.

Section 8.8 Governing Law. Except for the mandatorily applicable provisions of the Delaware General Corporation Law, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland (without giving effect to choice of law principles thereof).

Section 8.9 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.10 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 8.12 Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement, including any dispute arising out of or relating in any way to the financings contemplated by the Commitment Letters or the performance thereof, brought by any other party or its successors or assigns shall be brought and determined in any state or federal court sitting in the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby,

(a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.13 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 8.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB, MERGER LLC AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING THE FINANCINGS CONTEMPLATED BY THE COMMITMENT LETTERS, OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub, Merger LLC and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTEGRAL SYSTEMS, INC.

By:	/s/ Paul G. Casner

	Name:	Paul G. Casner, Jr.

	Title:	Chief Executive Officer and President

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

By:	/s/ Laura Siegal

	Name:	Laura Siegal

	Title:	Vice President, Corporate Controller and Treasurer

IRIS MERGER SUB INC.

By:	/s/ Laura Siegal

	Name:	Laura Siegal

	Title:	Vice President, Corporate Controller, Treasurer and Secretary

IRIS ACQUISITION SUB LLC

By:	/s/ Laura Siegal

	Name:	Laura Siegal

	Title:	Vice President, Corporate Controller and Treasurer

[Signature Page to Merger Agreement]